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DARDEN®

The New Era of Casual Dining Leadership...

2013 Annual Report



Our Leading Brands
Our Newest Brand

Beer is the hook,
but the soul of Yard House is the food.

Yard House




NEWCASTLE

130
handles of draft beer

To successfully compete in the New Era, we know change is required, and we're committed to thoughtful change. One of our most visible changes is the reshaping of our brand portfolio. Today, Darden's portfolio is well-positioned to drive profitable market share growth and generate competitively superior returns for the next decade.

Adding Yard House® to our Specialty Restaurant Group (SRG) provides us with greater exposure to new guests and new occasions. And it gives SRG the scale and scope to make an even more meaningful contribution to our sales and earnings growth going forward.

Yard House combines contemporary American cuisine based on chef-inspired recipes and ethnic flavors with a wide range of draft beers and other beverages in a stylish and energetic setting. It's one of the most distinctive and exciting restaurant brands in America today, and has average unit volumes and returns on capital that are among the highest in the industry.


RED LOBSTER
FRESH FISH • LIVE LOBSTER

Red Lobster®

We're passionate about serving great seafood. Our fishermen take pride in bringing us only the freshest, highest-quality product. Our grill masters expertly perfect the flavors, cooking the wide variety we offer over our wood fire grill. And our servers pull out all the stops to ensure it all adds up to an exceptional dining experience. It's our passion. It's our pride. Because at Red Lobster, we Sea Food Differently℠.

- $2.6 Billion in Sales
- 705 Units
- $3.7 Million Average Unit Sales


Olive Garden
ITALIAN RESTAURANT

Olive Garden®

Our family of restaurants is committed to providing every guest with a genuine Italian dining experience. We're proud to serve fresh, delicious Italian food, paired with great wine, in a comfortable, home-like setting where everyone is welcomed as a member of our family.

- $3.7 Billion in Sales
- 828 Units
- $4.6 Million Average Unit Sales


LONGHORN
STEAKHOUSE

LongHorn Steakhouse®

Known for a passion for grilling fresh, hand-seasoned steaks, we provide guests with a cut-above steakhouse dining experience. Unlike many others, we offer the widest variety of steak cuts and preparations, including a signature bone-in Outlaw Ribeye® – all served in a relaxed, warm atmosphere inspired by a rancher's home.

- $1.2 Billion in Sales
- 430 Units
- $3.0 Million Average Unit Sales


Bahama Breeze
ISLAND GRILLE


Seasons 52
FRESH GRILL


THE
CAPITAL
GRILLE


Eddie V's
PRIME SEAFOOD


Yard House

The Specialty Restaurant Group

The SRG, with its five distinctive brands, adds breadth and provides us with valuable expertise. That expertise and breadth has been augmented considerably with the addition of Eddie V's® in luxury seafood and Yard House in polished casual dining. Each of the group's brands is firmly grounded in culinary and beverage innovation and exceptional service.

- $986 Million in Sales
- 169 Units
- $6.7 Million Average Unit Sales

It Comes With High Expectations

- Expectations from guests who want fresh, exciting new experiences and, in many cases, more for less
- Expectations from employees who want us to support their aspirations and remain a compelling place to work
- Expectations from business partners and other stakeholders who want us to create social value
- Expectations from shareholders who want continued financial value creation



Red Lobster
Olive Garden
ITALIAN RESTAURANT
LONGHORN
STEAKHOUSE
Bahama Breeze
ISLAND GRILLE
Seasons 52
FRESH GRILL
THE CAPITAL GRILLE
Eddie V's
PRIME SEAFOOD
Yard House

It's an Era Defined by...

Connections

Our guests lead increasingly digital lives, giving us more opportunities to connect with them.






OUR MENU

Quality

Guests aren't willing to compromise on quality, demanding better offers and experiences.





Affordability

Many guests are financially constrained, leaving them wanting more for less.



Red Lobster ▪ Olive Garden ▪ LongHorn Steakhouse ▪ Bahama Breeze ▪ Seasons 52 ▪ The Capital Grille ▪ Eddie V's ▪ Yard House

Mone Isaia
Corporate Securities Paralegal

Direct Dial: (407) 245-5005
E-mail: misaia@darden.com


SEC MAIL PROCESSING
RECEIVED
AUG 07 2013
WASH, D.C. 193 SECTION

Via Overnight Mail

August 6, 2013

Securities and Exchange Commission
Attn: Filer Support
100 F Street, NE
Washington, DC 20549

Re: Darden Restaurants, Inc. (File No. 1-13666)
Rule 14a-3(c) Annual Report to Shareholders for
Fiscal Year Ended May 26, 2013

Ladies and Gentlemen:

Pursuant to Rule 14a-3(c) under the Securities Exchange Act of 1934, enclosed solely for the information of the Commission are seven (7) copies of the Darden Restaurants, Inc. Annual Report to Shareholders for the fiscal year ended May 26, 2013. These Annual Reports are not deemed to be "soliciting material" or "filed" with the Commission. Pursuant to Rule 101(b)(1) of Regulation S-T, this submission is not required to be, and is not being, transmitted via EDGAR. The Annual Report is first being mailed to the Company's shareholders on August 6, 2013.

Please acknowledge your receipt of the enclosures by date stamping the enclosed copy of this letter and returning it to me using the enclosed, self-addressed, stamped envelope provided for this purpose. If you have any questions, please call me at 407-245-5005.

Regards,

Mone Isaia

Enclosures: Annual Reports
Copy of Letter
Return Envelope

1000 Darden Center Drive ▪ Orlando, FL 32837 ▪ P.O. Box 695011 ▪ Orlando, FL 32869-5011 ▪ 407-245-4000 ▪ darden.com



Convenience

Our guests lead busy lives, and honoring their preferences for dining experience, whether enjoying our food in restaurant or at home through takeout, is important.






Gift Card
THE
CAPITAL
G·R·I·L·L·E
WE WINE. WE DINE.



New Guest Behavior

The growing number of Millennial and multicultural guests is influencing taste and guest experience preferences.



Clarence Otis, Jr.
Chairman and
Chief Executive Officer

To Our Shareholders, Employees and Guests

Our financial performance in fiscal 2013 was certainly disappointing, with sales and earnings results that were well below what we expected when the year began. As we emerge from the year, however, we have greater clarity about what we have to do to regain operating momentum in fiscal 2014 and remain the leader in our industry long term. We have to achieve consistent guest traffic growth in existing restaurants. And to do that, we have to deliver guest experiences that are more responsive to several important consumer and competitive realities.

We will review our fiscal 2013 financial performance, then discuss the strengths we bring to the challenge of reigniting traffic growth, the consumer and industry dynamics driving the need for change and our response to those dynamics.

Fiscal 2013 Financial Highlights

Despite blended same-restaurant sales and traffic declines at our three large brands (Olive Garden, Red Lobster and LongHorn Steakhouse), we had significant total sales growth in fiscal 2013, due to growth in sales from new restaurants, same-restaurant sales growth at our Specialty Restaurant Group (SRG) and our acquisition of Yard House USA, Inc. on August 29, 2012. However, some of the steps we took to mitigate same-restaurant sales and traffic erosion at Olive Garden and Red Lobster and support continued same-restaurant sales and traffic growth at LongHorn Steakhouse adversely affected margins. In addition, we incurred costs in connection with our acquisition of Yard House. Because of these and other factors, our diluted net earnings per share from continuing operations declined in fiscal 2013.

- Total sales from continuing operations were $8.6 billion, a 6.9 percent increase from the $8.0 billion generated in fiscal 2012. Excluding sales from Yard House, total sales from continuing operations were $8.3 billion, a 3.7 percent increase from fiscal 2012.

- Total sales growth from continuing operations in fiscal 2013 reflected a combined U.S. same-restaurant sales decrease of 1.3 percent for Olive Garden, Red Lobster and LongHorn Steakhouse; a combined U.S. same-restaurant sales increase of 2.1 percent for our Specialty Restaurant Group, including The Capital Grille®, Bahama Breeze® and Seasons 52®, but excluding Eddie V's and Yard House; 3.6 percent of growth compared to fiscal 2012, due to the acquisition of 40 Yard House restaurants and four additional Yard House openings; and 4.4 percent of growth due to the net addition of 100 other new restaurants.

- Net earnings from continuing operations were $412.6 million in fiscal 2013, a 13.4 percent decrease from net earnings from continuing operations of $476.5 million in fiscal 2012. Diluted net earnings per share from continuing operations were $3.14 in fiscal 2013, a 12.3 percent decrease from diluted net earnings per share of $3.58 in fiscal 2012. In fiscal 2013, costs associated with the Yard House acquisition reduced net earnings from continuing operations by $12.3 million (on an after-tax basis) and diluted net earnings per share by $0.09.

- Olive Garden's total sales were $3.68 billion, up 2.9 percent from fiscal 2012. This reflected average annual sales per restaurant of $4.6 million, the addition of 36 net new restaurants and a U.S. same-restaurant sales decrease of 1.5 percent.

- Red Lobster's total sales were $2.62 billion, a 1.7 percent decrease from fiscal 2012. This reflected average annual sales per restaurant of $3.7 million, the addition of one net new restaurant and a U.S. same-restaurant sales decrease of 2.2 percent.

- LongHorn Steakhouse's total sales were $1.23 billion, up 10.3 percent from fiscal 2012. This reflected average annual sales per restaurant of $3.0 million, the addition of 44 net new restaurants and a U.S. same-restaurant sales increase of 1.2 percent.

- The Specialty Restaurant Group's total sales were $986 million, a 58.3 percent increase from fiscal 2012, and reflected strong growth from our legacy brands as well as the addition of Yard House. Total sales increased 8.5 percent at The Capital Grille to $332 million, based on same-restaurant sales growth of 3.3 percent and the addition of three new restaurants. Total sales increased 12.6 percent for Bahama Breeze to $174 million, based on same-restaurant sales growth of 0.2 percent and the addition of three new restaurants. Total sales increased 23.3 percent at Seasons 52 to $158 million, based on same-restaurant sales growth of 1.2 percent and the addition of eight new restaurants. Total sales increased 84.4 percent at Eddie V's to $65 million, based on same-restaurant growth of 0.7 percent, the addition of one new restaurant and approximately five months of incremental sales compared to fiscal 2012 because our acquisition of Eddie V's occurred in November of fiscal 2012. In addition, the acquisition of 40 Yard House restaurants and opening of another four Yard House restaurants following



Andrew H. Madsen
President and Chief Operating Officer

2013 Financial Highlights:

Fiscal Year Ended *(In Millions, Except Per Share Amounts)*	May 26, 2013	May 27, 2012	May 29, 2011
Sales	$ 8,551.9	$ 7,998.7	$ 7,500.2
Earnings from Continuing Operations	$ 412.6	$ 476.5	$ 478.7
Losses from Discontinued Operations, net of tax	$ (0.7)	$ (1.0)	$ (2.4)
Net Earnings	$ 411.9	$ 475.5	$ 476.3
Earnings per Share from Continuing Operations:			
Basic	$ 3.20	$ 3.66	$ 3.50
Diluted	$ 3.14	$ 3.58	$ 3.41
Net Earnings per Share:			
Basic	$ 3.19	$ 3.65	$ 3.48
Diluted	$ 3.13	$ 3.57	$ 3.39
Dividends Paid per Share	$ 2.00	$ 1.72	$ 1.28
Average Shares Outstanding:			
Basic	129.0	130.1	136.8
Diluted	131.6	133.2	140.3

the acquisition added $258 million in sales in fiscal 2013.

- We continued to buy back Darden common stock, spending $52 million in fiscal 2013 to repurchase 1 million shares, before postponing share repurchase in August 2012 because of the acquisition of Yard House. Since our share repurchase program began in 1995, we have repurchased nearly 172 million shares of our common stock for $3.82 billion.

A Strong Foundation

As we look forward, we approach the challenges ahead with a very strong foundation. The most important foundational strength is our brands, starting with the three largest. Each has enduring and broad consumer appeal, which shows in their number of restaurants, average annual sales per restaurant and restaurant-level returns. With respect to average sales per restaurant, Olive Garden and Red Lobster have long been leaders on this important measure, compared to other nationally advertised casual dining chains. That continues to be true, despite a difficult fiscal 2013. At LongHorn Steakhouse, average sales per restaurant are solid as well, especially considering that the amount the brand spends on television advertising is a fraction of the amount spent by most nationally advertised chains, including Olive Garden and Red Lobster. In addition, within our Specialty Restaurant Group, each brand's average sales per restaurant is among the highest in the restaurant industry, regardless of industry segment. Importantly, all our brands are able to translate competitively strong average sales per restaurant into competitively superior restaurant-level returns.

In addition to strong brands, we have a cost-effective operating support platform. It is the product of considerable collective expertise and experience in areas that are critical to success in our business, including brand management, restaurant operations, supply chain, talent management and information technology. With appealing brands that have strong restaurant-level returns and are supported by a cost-effective operating platform, we have a competitively superior operating profit margin compared to other major chain restaurant operators with comparable, primarily company-owned business models. The net result is that we have substantial and durable operating cash flow. Our operating cash flow has nearly doubled over the past 10 years, growing to $950 million in fiscal 2013 – or $515,000 in pre-tax cash per restaurant – despite our setbacks during the year. Together, these strengths provide us with a strong foundation as we respond to the important consumer and competitive realities that, we believe, amount to a New Era.


6.9%
increase in total sales
in fiscal 2013

Operating in a New Era

Key Consumer And Competitive Dynamics

The consumer and competitive dynamics driving the need for change have been a reality for several years. One important dynamic is that many guests are financially constrained. For some, this is a matter of life stage. These are guests who are more budget conscious because they are young and just entering the workplace or, at the other end of the spectrum, because they have recently retired and are beginning to live on fixed incomes. For other guests, financial constraint is due to macroeconomic factors having nothing to do with life stage that are weighing on employment and income growth. Whatever the reason, the result is a significant number of guests who increasingly base their restaurant choices on affordability.

At the same time, many other guests are far from financially constrained. They have changing tastes and preferences that reflect rising household incomes and are increasingly interested in higher-quality, on-trend menu offerings and flexible experiences that fit their schedules. In addition, both sets of guests – the financially constrained and the financially comfortable – are increasingly multicultural and multigenerational, developments that are also driving meaningful changes in tastes and preferences.

Given these dynamics, as we entered fiscal 2013 there had been an approximate 2 percent a year decline in total casual dining traffic between fiscal 2008, when the most recent recession started, and fiscal 2012. Importantly, major casual dining chains had held up better than casual dining overall, with cumulative total traffic growth of 0.6 percent over this period, fueled in part by a sharp increase in price incentives. In addition, during this period Darden achieved a significant gain in market share, with our three large brands experiencing cumulative total traffic growth of 10.1 percent.

However, below the total traffic growth level, a concerning development for major chains and for us was the steady erosion in same-restaurant traffic over this period. Between fiscal 2008 and fiscal 2012, major chains had an 18.2 percent decline in same-restaurant traffic on a cumulative basis. And, while our three large brands did better, on a blended basis our same-restaurant traffic declined 7.7 percent on a cumulative basis.

...both sets of guests – the financially constrained and the financially comfortable – are increasingly multicultural and multigenerational, developments that are also driving meaningful changes in tastes and preferences.

Responding To The Dynamics

As fiscal 2013 began, we had already made a number of changes to address the consumer realities behind the same-restaurant traffic erosion the casual dining industry and we were experiencing, and we were planning additional steps. To broaden our guest base, especially with more affluent guests and Millenial and Gen X guests, we had been adding to our Specialty Restaurant Group – first with the acquisition of Eddie V's in fiscal 2012 and, more significantly, with the acquisition of Yard House, which was in the due diligence stage early in fiscal 2013 and completed at the very beginning of the second quarter. In addition, each of our three large casual dining brands had affordability initiatives planned for fiscal 2013, with a focus on both our promotional offers and core menus.

At the Darden level, we had launched several initiatives to address consumer interests beyond affordability that continued during fiscal 2013. In fiscal 2012, for example, we developed a multiyear plan to enhance our technology capabilities so we will be able to engage as fully as possible with guests as they lead increasingly digital lifestyles, and we planned to begin implementing the first phase in fiscal 2013. We had also established an enterprise Marketing group to focus on developing more extensive, multiyear initiatives to reshape the guest experiences we offer, and planned to begin implementing several of these in fiscal 2013 as well. We also recognized the need to reshape our Marketing and Operations teams at each brand so that we could be brilliant with the basics today, while also moving faster to make enduring changes to the guest experiences we offer in the future. As a result, coming into fiscal 2013 we were rethinking how we should organize our large brands' Marketing and Operations teams.

Accelerating Change In Fiscal 2013

As fiscal 2013 unfolded, it quickly became clear that the degree and pace of change we had planned for the year was insufficient. In the fourth quarter of fiscal 2012, for the first quarter since the start of the recent recession in fiscal 2008, blended same-restaurant traffic at our three large brands lagged the industry. As we continued to have weaker than the industry results on this important profitable sales growth driver in the first two quarters of fiscal 2013, we moved with added urgency on a number of fronts.

We began to match competitive promotional intensity around affordability, which involved being more aggressive with the pricing of our offers, placing greater emphasis on price in our advertising messages and being more active in the use of tactics such as daily and weekly digital specials to support our offers.

We also stepped up the emphasis on affordability in our core menus, which included launching with heavy media support of a new core menu at Red Lobster that has a significant affordability component and accelerating the introduction of new, more affordably priced core menu offerings at Olive Garden and LongHorn Steakhouse.

Just as importantly, we increased the resources dedicated to reshaping our guest experiences to respond to what guests want beyond affordability. Among other things, this included moving forward more quickly with the reorganization of the Marketing and Operations teams at our three large brands and ramping up investment in enhancing our digital and targeted marketing capabilities.

Our same-restaurant traffic results in the third and fourth quarters of fiscal 2013 are evidence that these steps provided us with some traction. In the third quarter, our results matched the results for the industry, although it was not a strong quarter, given the magnitude of the traffic decline for us and for the industry. In the fourth quarter, however, we achieved solid same-restaurant traffic growth, and our results were well ahead of those for the industry, which had a decline.

There is no question that there was considerable cost associated with the changes we made. Many of our promotional and core menu affordability efforts involved margin pressure and, in some cases, there was more pressure than we initially anticipated. In addition, as we reorganized Marketing and Operations, which involved putting tenured leaders in new places and adding new leaders, there was some adverse effect on execution that likely resulted in meaningful but difficult-to-measure cost. And, of course, there were the direct costs of the technology and other investments in additional capabilities that we made. However, we firmly believe that, given the criticality of arresting the same-restaurant traffic erosion we have been experiencing, these were costs worth incurring.

Looking Forward

As we look forward to fiscal 2014 and beyond, our top priority is to reestablish consistent same-restaurant traffic growth. And to achieve this goal we must respond more quickly and more effectively to the consumer and competitive dynamics that define our industry today.

...we are investing in a select few initiatives to reshape the guest experiences we provide in ways that further respond to the dynamics that are the New Era.

As a result, we are tempering check average growth in fiscal 2014 because we think that is necessary to support traffic growth in the near term. As we do so, we are refining our affordability tactics based on what we learned during fiscal 2013 to moderate the margin pressure that often comes with lower check growth. In addition, we are significantly reducing new restaurant expansion at Olive Garden, going from the 35 to 40 net new openings we have had each year for the past few years to approximately 15. With this change, we believe the brand can better focus on regaining same-restaurant traffic momentum and on making the guest experience changes required for sustained success.

Finally, we are continuing to make other investments in future success. More specifically, we are investing in a select few initiatives to reshape the guest experiences we provide in ways that further respond to the dynamics that are the New Era. These include offering small plates at Olive Garden that can be enjoyed individually as a more affordable appetizer choice or combined to create a customized meal, introducing more up-to-date seafood options at Red Lobster like shrimp tacos and lobster tacos, and adding a new Chef's Showcase section at LongHorn that highlights innovative and distinctive new items. In addition, we are investing to transition to the new healthcare landscape in a way that maintains strong employee engagement. And, we are continuing to invest in commercializing lobster aquaculture because such a breakthrough can help preserve Red Lobster's ability to provide guests with price-accessible offerings for years to come.

Conclusion

As we make the changes required to operate successfully in a New Era, we have the needed resources. We have strong brands, considerable collective expertise and experience and a cost-effective operating support platform. Most important, we have a winning culture, with people who remain highly engaged despite a difficult fiscal 2013. A measure of the strength of our culture is our recognition by *FORTUNE* magazine in 2013 for the third consecutive year as one of the "100 Best Companies to Work For™." We are particularly proud because selection relies on an independently administered survey of employees – which, in our case, are largely hourly restaurant employees – and Darden is the only restaurant company to receive such recognition.

Looking forward, the strong culture and wonderful people we have at Darden are the single biggest reasons why we are confident we will successfully make the changes required to better compete today and remain the industry leader tomorrow.

Thank you for being a stakeholder.



Clarence Otis, Jr.
Chairman and Chief Executive Officer



Andrew Madsen
President and Chief Operating Officer

What We Bring to the New Era...





We Bring Proven and Stable Cash Generation

With the considerable operating cash flow generated by two multibillion-dollar brands, not only is Darden able to appropriately reinvest in our business, but we are also able to return considerable capital to our shareholders.


RED LOBSTER

Red Lobster
Red Lobster is focusing more on affordability and value in its promotions and on its core menu.



To win in the New Era, we have to reinvest to protect the broad appeal of our brands and sustainably grow same-restaurant traffic. As we reinvest, Olive Garden and Red Lobster are guided by three broad strategic priorities; 1) addressing the heightened market share contest within casual dining by responding more aggressively to the elevated guest need for affordability – while being careful not to dilute our brands or guest experiences; 2) delivering our current guest experiences at a competitively superior level more consistently within each of our restaurants and across our restaurant systems; and 3) meaningfully innovating and redefining our guest experiences in ways that make them more attractive to new guests and for new occasions.

Olive Garden's broad appeal and powerful unit economics are the key reasons why it has grown to over 800 locations generating $3.7 billion in total sales and average unit sales volumes of $4.6 million. As a result, Olive Garden's annual cash contribution to Darden exceeds $455 million. In fiscal 2014, Olive Garden will reduce new restaurant expansion to 15 net new restaurants from the 36 opened last year, in order to better focus on regaining sales momentum and consistently delivering a high-quality guest experience in existing restaurants.

Red Lobster continues to have a business model that creates significant value, with annual sales of $2.6 billion and average unit sales volumes of $3.7 million. As a result, Red Lobster's annual cash contribution to Darden is more than $200 million.

In fiscal 2014, Red Lobster will continue its Bar Harbor remodel program, which it expects to complete in early fiscal 2015, while opening one net new restaurant.

Olive Garden and Red Lobster's annual cash contributions, after appropriate reinvestment to ensure success in the New Era, are the foundation for Darden's strong and consistent return of capital to shareholders through the combination of dividends and share repurchase.



Olive Garden
Online To Go ordering is one way Olive Garden is evolving the guest experience.

To win in the New Era, we have to reinvest to protect the broad appeal of our brands and sustainably grow same-restaurant traffic.

We Bring Ready-to-Grow Dining Concepts

With our LongHorn and Specialty Restaurant Group (SRG) brands, we will continue to expand in the New Era.


VANCE
BLUE POINT
DUE SOUTH

Bahama Breeze
Bahama Breeze is well-positioned with strong Gen X, Millennial and multicultural appeal.



With total sales of $986 million, SRG has the potential to deliver 17 to 19 percent total sales growth each year.

LongHorn is well positioned to become a national brand with 600 to 800 restaurants generating $2 billion to $2.5 billion in annual sales. Today, with more than 400 restaurants, average unit sales volumes of $3.0 million and $1.2 billion in annual sales, the brand is more than halfway there. And LongHorn generates enough cash to not only fund its own expansion, but also reinvest in enhancing its brand and sustainably growing same-restaurant traffic. In fiscal 2014, LongHorn will continue its journey toward national penetration with approximately 37 to 40 net new unit openings.

With the recent additions of two popular growth brands – Eddie V's in luxury seafood and Yard House in polished casual dining – SRG is positioned to make a significant contribution to Darden's annual sales and operating profit growth. Each brand in the group generates high average unit sales volumes – $8.2 million at Yard House, $7.0 million at The Capital Grille, $6.2 million at Seasons 52, $5.8 million at Eddie V's and $5.5 million at Bahama Breeze – and collectively they produce sufficient cash to fund nearly all the group's new restaurant growth. The group has nearly doubled the number of restaurants from 89 to 169 with the addition of Eddie V's and Yard House, and plans to open 25 to 27 net new restaurants in fiscal 2014.

With total sales of $986 million, SRG has the potential to deliver 17 to 19 percent total sales growth each year, driven by same-restaurant sales growth of 2 to 4 percent and new restaurant growth of 15 percent. We anticipate that this level of sales growth will contribute 35 to 40 percent of Darden's total annual sales growth in the future. In fiscal 2014, total sales for the group are expected to exceed $1.2 billion.



Eddie V's
Eddie V's features classic, fine dining service in a contemporary and vibrant atmosphere.



Seasons 52
Seasons 52's seasonally inspired menu is the foundation of an on-trend brand that generates strong guest loyalty.



We Bring an Ever-Evolving Operational Base

The collective expertise of our talented restaurant operations teams enables us to provide world-class service to over 1 million guests on a daily basis. As one of the world's largest restaurant operating companies, we understand that to provide outstanding guest experiences, having top-notch support teams is vital for success. Operationally, our approach is to ensure we take full advantage of the collective experience, knowledge, leadership and dedication of our teams to consistently nourish and delight everyone we serve.

Restaurant Support Center
Employees of our Restaurant Support Center are focused on ensuring our restaurant teams have what they need to succeed every day.



Recently, we have taken steps to ensure that, in an ever-changing operating environment, we continue to have a high level of operational effectiveness. During the first quarter of fiscal 2013, we transitioned to a new operations leadership structure outside our restaurants that has our Senior Vice Presidents leading fewer but larger geographic divisions. While these leaders remain accountable for competitively superior execution in our restaurants today, with the changes we've made they are also now able to spend more time defining the operational changes, innovations and standards required to respond effectively to the elevated demands we know our guests will have tomorrow.

What provides our Senior Vice Presidents with more time to spend ensuring we win tomorrow is the addition of a new leadership position, the Managing Director.



Specialty Restaurant Group
The Specialty Restaurant Group leverages Darden's supply chain expertise to procure the most basic to the most sophisticated products.

Each of these leaders is responsible for 50 to 70 restaurants and is able to more proactively provide timely coaching and direction to our Directors of Operations, who each lead 7 to 10 restaurants.

The management structure within our restaurants has been refined as well. There is now a full-time, dedicated Staffing and Training Manager in each restaurant who is focused solely on ensuring the restaurant is fully staffed, employees are effectively trained and schedules are consistently aligned with the needs of the business. This enables the restaurant's Culinary and Service Manager to focus exclusively on ensuring we consistently delight our guests with exceptional food and attentive service that exceeds expectations. We also created new full-time hourly roles within each restaurant to help the restaurant's managers effectively cover all shifts and that also provides more formalized paths to management for our highest-potential hourly employees.

We believe our enhanced operational structures, combined with the talent and experience levels of our restaurant operations teams, positions us well to elevate day-to-day operational excellence in our restaurants, respond more effectively to future guest demands and build an even stronger talent bench for the future.

Recently, we have taken steps to ensure that, in an ever-changing operating environment, we continue to have a high level of operational effectiveness.

We Bring a Demonstrated Commitment to Citizenship

15%

We seek to reduce our energy and water use by 15 percent by 2015 and one day send zero waste to landfills.

We aspire to be a company that positively affects our guests, employees, communities and business partners – quite simply, to be a company that matters. With more than 2,100 restaurants and 200,000 employees, our scope and scale enable us to positively affect the economic, social and environmental challenges facing our communities and the world. Our efforts are anchored in several core pillar areas where we feel we can have the most impact. They include:



T20
Second
Harvest

- **Darden Harvest Program:** Hunger is an issue in every community where we do business. Our restaurants donate wholesome, surplus food to local community food banks and soup kitchens across the country. Since fiscal 2003, we've donated more than 66 million pounds of food to those in need.
- **Good Neighbor Grants:** We partner with local community organizations to help address priorities expressed by our guests and employees. The cornerstone of this effort is our Restaurant Community Grants program where every Darden restaurant can help award a $1,000 grant to a non-profit organization in its local community. In fiscal 2013, we awarded $1.9 million to nearly 900 non-profits.
- **Preservation of Natural Resources:** We are actively committed to sustainability – starting with our own operations. We have aggressive goals to reduce water and electricity consumption in our restaurants by 15 percent by fiscal 2015. We've already exceeded our water goal with a 17 percent reduction since making the commitment and we're well on our way to meeting our energy goal with a 12 percent reduction to date. Since 2008, we also expanded recycling, food donations and grease recycling in an effort to reach zero waste. We invested significant time and resources into seafood sustainability and empowered 10,000-plus restaurant employees to identify new ways to improve the sustainability performance of our restaurants. Darden is also committed to partnering with others, including our suppliers, policymakers and non-governmental organizations to find collective solutions for sustainability, and we have worked with the World Bank, the New England Aquarium, Clinton Global Initiative, the Sustainability Consortium and many others. Making sure we are transparent in our sustainability efforts is key as well, as demonstrated by our second Global Reporting Initiative report and the reporting we do via social media.
- **Health and Wellness:** Our company is addressing one of the top health challenges facing our society today – obesity. Working with the Partnership for a Healthier America, Darden has committed to reducing the overall calorie and sodium footprints of our menus by 10 percent by fiscal 2016 and 20 percent by fiscal 2021, and to enhance the nutrition credentials of our children's menus.



Meeting Needs

In fiscal year 2013, Darden's 2,138 restaurants contributed nearly 11 million pounds of food to local food banks across the United States and Canada.

2013 Financial Review

Comparison of Five-Year Total Return for Darden Restaurants, Inc., S&P 500 Stock Index and S&P Restaurants Index



Darden Restaurants, Inc.
S&P 500 Stock Index
S&P Restaurants Index
$300
$ 0
$100.00
$227.63
$195.37
$134.19
May-08
May-09
May-10
May-11
May-12
May-13

	5/25/08	5/31/09	5/30/10	5/29/11	5/27/12	5/26/13
Darden Restaurants, Inc.	$100.00	$117.12	$142.84	$174.55	$188.57	$195.37
S&P 500 Stock Index	$100.00	$ 68.65	$ 83.06	$103.52	$104.72	$134.19
S&P Restaurants Index	$100.00	$100.29	$126.24	$165.52	$206.02	$227.63

18 Management's Discussion and Analysis of Financial Condition and Results of Operations

32 Report of Management's Responsibilities

32 Management's Report on Internal Control Over Financial Reporting

33 Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

34 Report of Independent Registered Public Accounting Firm

35 Consolidated Statements of Earnings

35 Consolidated Statements of Comprehensive Income

36 Consolidated Balance Sheets

37 Consolidated Statements of Changes in Stockholders' Equity

38 Consolidated Statements of Cash Flows

39 Notes to Consolidated Financial Statements

66 Five-Year Financial Summary

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report. We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2013, 2012 and 2011 each consisted of 52 weeks of operation.

OVERVIEW OF OPERATIONS

Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 26, 2013, we operated 2,138 Olive Garden®, Red Lobster®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52®, Eddie V's Prime Seafood® and Wildfish Seafood Grille® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida and three restaurants in California that are owned jointly by us and third parties, and managed by us, and five franchised restaurants in Puerto Rico. We also have area development and franchise agreements with unaffiliated operators to develop and operate our brands in Japan, the Middle East and Latin America. Pursuant to these agreements, as of May 26, 2013, 37 franchised restaurants were in operation in Japan, the Middle East, Puerto Rico and Mexico.

On August 29, 2012, we completed the acquisition of Yard House USA, Inc. (Yard House) for $585.0 million in cash. The acquired operations of Yard House included 40 restaurants that are included in the results of operations in our consolidated financial statements from the date of acquisition.

Our mission is to be the best in full-service dining, now and for generations. We believe we can achieve this goal by continuing to build on our strategy to be a multi-brand restaurant growth company, which is grounded in:

- Brand relevance;
- Brand support;
- A vibrant business model;
- Competitively superior leadership; and
- A unifying, motivating culture.

We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

- Same-restaurant sales – which is a year-over-year comparison of each period's sales volumes for restaurants open at least 16 months, including recently acquired restaurants, regardless of when the restaurants were acquired; and
- Restaurant earnings – which is restaurant-level profitability (restaurant sales, less restaurant-level cost of sales, marketing and depreciation).

Increasing same-restaurant sales can improve restaurant earnings because these incremental sales provide better leverage of our fixed and semi-fixed restaurant-level costs. A restaurant brand can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each restaurant brand, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as a measure of the long-term health of a restaurant brand, while increases in average check and menu mix may contribute more significantly to near-term profitability. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.

We compute same-restaurant sales using restaurants open at least 16 months because this period is generally required for new restaurant sales levels to normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of new restaurant openings and closings, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.

Fiscal 2013 Financial Highlights

Our sales from continuing operations were $8.55 billion in fiscal 2013 compared to $8.00 billion in fiscal 2012. The 6.9 percent increase was primarily driven by the addition of 104 net new company-owned restaurants plus the addition of 40 Yard House purchased restaurants and a 2.1 percent blended same-restaurant sales increase for The Capital Grille, Bahama Breeze and Seasons 52, partially offset by the 1.3 percent blended same-restaurant sales decrease for Olive Garden, Red Lobster and LongHorn Steakhouse.

Net earnings from continuing operations for fiscal 2013 were $412.6 million ($3.14 per diluted share) compared with net earnings from continuing operations for fiscal 2012 of $476.5 million ($3.58 per diluted share). Net earnings from continuing operations for fiscal 2013 decreased 13.4 percent and diluted net earnings per share from continuing operations decreased 12.3 percent compared with fiscal 2012.

Our net losses from discontinued operations were $0.7 million ($0.01 per diluted share) for fiscal 2013, compared with net losses from discontinued operations of $1.0 million ($0.01 per diluted share) for fiscal 2012. When combined with results from continuing operations, our diluted net earnings per share were $3.13 and $3.57 for fiscal 2013 and 2012, respectively.

Outlook and Strategy

We expect blended U.S. same-restaurant sales in fiscal 2014 to range from flat to an increase of 2.0 percent for Olive Garden, Red Lobster and LongHorn Steakhouse. Including the impact from operations of Yard House, we expect fiscal 2014 total sales to increase between 6.0 percent and 8.0 percent. We expect food and beverage expenses to be higher as a percent of sales based on our expectations of food cost inflation. We also expect restaurant labor expenses to be higher as a percent of sales based on our expectations that manager incentive compensation will return to normal levels and the anticipated costs associated with implementation of the Affordable Care Act. We expect our remaining expense line items, restaurant expenses, selling, general and administrative expenses and depreciation expense, to be relatively flat as a percent of sales. We expect diluted net earnings per share from continuing operations for fiscal 2014 to be below fiscal 2013 by 3.0 percent to 5.0 percent. In fiscal 2014, we expect to add approximately 80 net new restaurants, and we expect capital expenditures will be between $600.0 million and $650.0 million, including approximately $15.0 million in information technology initiatives.

In June 2013, we announced a quarterly dividend of $0.55 per share, payable on August 1, 2013. Previously, our quarterly dividend was $0.50 per share, or $2.00 per share on an annual basis. Based on the $0.55 quarterly dividend declaration, our expected annual dividend is $2.20 per share, a 10.0 percent increase. Dividends are subject to the approval of the Company's Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.

To support future growth, we are striving to change in two important ways: we are modifying our organizational structure so we can better leverage our existing experience and expertise, and we are adding new expertise in additional areas that are critical to future success. In the past three years we have created enterprise-level marketing and restaurant operations units and established forward-looking strategy units in certain functions. We have initiatives focusing on our Specialty Restaurant Group, enterprise-level sales building, digital guest and employee engagement, health and wellness, and centers of excellence. To maintain strong brand relevance and strengthen guest experience and loyalty, we are moving forward with a multi-year program to build and leverage a single digital technology platform. We plan to grow by leveraging our expertise and new capabilities to increase same-restaurant sales and increase the number of restaurants in each of our existing brands. We also continue to pursue other avenues of new business development, including franchising our restaurants outside of the U.S. and Canada, testing "synergy restaurants" and other formats to expand our brands, and selling consumer packaged goods such as Olive Garden's salad dressing and Red Lobster's Cheddar Bay Biscuit Mix.

The total sales growth we envision should increase the cost-effectiveness of our support platform. However, we also plan to supplement our conventional incremental year-to-year cost management efforts with an ongoing focus on identifying and pursuing transformational multi-year cost reduction opportunities. In fiscal 2014, we plan to continue to implement three transformational initiatives – further automating our supply chain, significantly reducing the use of energy, water and cleaning supplies in our restaurants and optimizing labor costs within our restaurants.

There are significant risks and challenges that could impact our operations and ability to increase sales and earnings. The full-service restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties are discussed and referenced in the subsection below entitled "Forward-Looking Statements."

RESULTS OF OPERATIONS FOR FISCAL 2013, 2012 AND 2011

The following table sets forth selected operating data as a percent of sales from continuing operations for the fiscal years ended May 26, 2013, May 27, 2012 and May 29, 2011. This information is derived from the consolidated statements of earnings found elsewhere in this report.

	Fiscal Years		
	2013	2012	2011
Sales	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales:			
Food and beverage	**30.7**	30.8	29.0
Restaurant labor	**31.5**	31.3	32.0
Restaurant expenses	**15.7**	15.0	15.1
Total cost of sales, excluding restaurant depreciation and amortization of 4.4%, 4.1% and 3.9%, respectively	**77.9%**	77.1%	76.1%
Selling, general and administrative	**9.9**	9.2	9.9
Depreciation and amortization	**4.6**	4.4	4.2
Interest, net	**1.5**	1.3	1.2
Total costs and expenses	**93.9%**	92.0%	91.4%
Earnings before income taxes	**6.1**	8.0	8.6
Income taxes	**1.3**	2.0	2.2
Earnings from continuing operations	**4.8**	6.0	6.4
Losses from discontinued operations, net of taxes	**–**	(0.1)	–
Net earnings	**4.8%**	5.9%	6.4%

The following table details the number of company-owned restaurants currently reported in continuing operations that were open at the end of fiscal 2013, compared with the number open at the end of fiscal 2012 and the end of fiscal 2011.

	May 26, 2013	May 27, 2012	May 29, 2011
Red Lobster – USA	**678**	677	670
Red Lobster – Canada	**27**	27	28
Total	**705**	704	698
Olive Garden – USA	**822**	786	748
Olive Garden – Canada	**6**	6	6
Total	**828**	792	754
LongHorn Steakhouse	**430**	386	354
The Capital Grille	**49**	46	44
Bahama Breeze	**33**	30	26
Seasons 52	**31**	23	17
Eddie V's [1]	**12**	11	–
Yard House [1]	**44**	–	–
Other [2]	**6**	2	1
Total	**2,138**	1,994	1,894

(1) Includes the 11 Eddie V's and Wildfish restaurants acquired on November 14, 2011 and the 40 Yard House restaurants acquired on August 29, 2012.

(2) Represents synergy restaurants that combine two existing brands in one building.

SALES

Sales from continuing operations were $8.55 billion in fiscal 2013, $8.00 billion in fiscal 2012 and $7.50 billion in fiscal 2011. The 6.9 percent increase in sales from continuing operations for fiscal 2013 was driven by the addition of 104 net new company-owned restaurants plus the addition of 40 Yard House purchased restaurants and a 2.1 percent blended same-restaurant sales increase for The Capital Grille, Bahama Breeze and Seasons 52, partially offset by the 1.3 percent blended same-restaurant sales decrease for Olive Garden, Red Lobster and LongHorn Steakhouse.

Olive Garden's sales of $3.68 billion in fiscal 2013 were 2.9 percent above last fiscal year, driven primarily by revenue from 36 net new restaurants partially offset by a U.S. same-restaurant sales decrease of 1.5 percent. The decrease in U.S. same-restaurant sales resulted from a 2.8 percent decrease in same-restaurant guest counts partially offset by a 1.3 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.6 million in fiscal 2013 compared to $4.7 million in fiscal 2012.

Red Lobster's sales of $2.62 billion in fiscal 2013 were 1.7 percent below last fiscal year, driven primarily by a U.S. same-restaurant sales decrease of 2.2 percent partially offset by revenue from one net new restaurant. The decrease in U.S. same-restaurant sales resulted from a 1.8 percent decrease in same-restaurant guest counts combined with a 0.4 percent decrease in average guest check. Average annual sales per restaurant for Red Lobster were $3.7 million in fiscal 2013 compared to $3.8 million in fiscal 2012.

LongHorn Steakhouse's sales of $1.23 billion in fiscal 2013 were 10.3 percent above last fiscal year, driven primarily by revenue from 44 net new restaurants combined with a same-restaurant sales increase of 1.2 percent. The increase in same-restaurant sales resulted from a 1.1 percent increase in same-restaurant guest counts combined with a 0.1 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $3.0 million in fiscal 2013 and fiscal 2012.

In total, The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House generated sales of $986.4 million in fiscal 2013, which were 58.3 percent above last fiscal year, primarily driven by the Yard House acquisition. Additionally, Seasons 52 added 8 new restaurants, Yard House added 4 new restaurants, The Capital Grille added 3 new restaurants, Bahama Breeze added 3 new restaurants, and Eddie V's added 1 new restaurant. Sales growth also reflected same-restaurant sales increases of 3.3 percent at The Capital Grille, 1.2 percent at Seasons 52 and 0.2 percent at Bahama Breeze. Average annual sales per restaurant for The Capital Grille were $7.0 million in fiscal 2013 compared to $6.8 million in fiscal 2012. Average annual sales per restaurant for Bahama Breeze were $5.5 million in fiscal 2013 compared to $5.6 million in fiscal 2012. Average annual sales per restaurant for Seasons 52 were $6.2 million in fiscal 2013 compared to $6.4 million in fiscal 2012. Average annual sales per restaurant for Eddie V's were $5.8 million in fiscal 2013 compared to $5.9 million in fiscal 2012.

The 6.6 percent increase in sales from continuing operations for fiscal 2012 was driven by the addition of 89 net new company-owned restaurants plus the addition of 11 Eddie V's purchased restaurants, and the 1.8 percent blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse.

Olive Garden's sales of $3.58 billion in fiscal 2012 were 2.5 percent above fiscal 2011, driven primarily by revenue from 38 net new restaurants partially offset by a U.S. same-restaurant sales decrease of 1.2 percent. The decrease in U.S. same-restaurant sales resulted from a 1.3 percent decrease in same-restaurant guest counts partially offset by a 0.1 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.7 million in fiscal 2012 compared to $4.8 million in fiscal 2011.

Red Lobster's sales of $2.67 billion in fiscal 2012 were 5.9 percent above fiscal 2011, driven primarily by a U.S. same-restaurant sales increase of 4.6 percent combined with revenue from six net new restaurants. The increase in U.S. same-restaurant sales resulted from a 2.2 percent increase in same-restaurant guest counts combined with a 2.4 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2012 compared to $3.6 million in fiscal 2011.

LongHorn Steakhouse's sales of $1.12 billion in fiscal 2012 were 13.5 percent above fiscal 2011, driven primarily by revenue from 32 net new restaurants combined with a same-restaurant sales increase of 5.3 percent. The increase in same-restaurant sales resulted from a 4.8 percent increase in same-restaurant guest counts combined with a 0.5 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $3.0 million in fiscal 2012 compared to $2.9 million in fiscal 2011.

In total, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's generated sales of $623.0 million in fiscal 2012, which were 24.1 percent above fiscal 2011, primarily driven by 2 net new restaurants at The Capital Grille, 4 new restaurants at Bahama Breeze, 6 new restaurants at Seasons 52 and the addition of 11 Eddie V's purchased restaurants. Additionally, sales growth reflected same-restaurant sales increases of 5.3 percent at The Capital Grille, 3.4 percent at Bahama Breeze and 3.8 percent at Seasons 52. Average annual sales per restaurant for The Capital Grille were $6.8 million in fiscal 2012 compared to $6.5 million in fiscal 2011. Average annual sales per restaurant for Bahama Breeze were $5.6 million in fiscal 2012 compared to $5.5 million in fiscal 2011. Average annual sales per restaurant for Seasons 52 were $6.4 million in fiscal 2012 compared to $6.3 million in fiscal 2011.

COSTS AND EXPENSES

Total costs and expenses from continuing operations were $8.03 billion in fiscal 2013, $7.36 billion in fiscal 2012 and $6.85 billion in fiscal 2011. As a percent of sales, total costs and expenses from continuing operations were 93.9 percent in fiscal 2013, 92.0 percent in fiscal 2012 and 91.4 percent in fiscal 2011.

Food and beverage costs increased $168.0 million, or 6.8 percent, from $2.46 billion in fiscal 2012 to $2.63 billion in fiscal 2013. Food and beverage costs increased $287.0 million, or 13.2 percent, from $2.17 billion in fiscal 2011 to $2.46 billion in fiscal 2012. As a percent of sales, food and beverage costs decreased from fiscal 2012 to fiscal 2013 primarily as a result of pricing leverage and lower seafood costs, partially offset by higher beef costs and unfavorable menu-mix. As a percent of sales, food and beverage costs increased from fiscal 2011 to fiscal 2012 primarily as a result of higher seafood and other food commodity costs and unfavorable menu-mix, partially offset by pricing.

Restaurant labor costs increased $196.0 million, or 7.8 percent, from $2.50 billion in fiscal 2012 to $2.70 billion in fiscal 2013. Restaurant labor costs increased $105.1 million, or 4.4 percent, from $2.40 billion in fiscal 2011 to $2.50 billion in fiscal 2012. As a percent of sales, restaurant labor costs increased in fiscal 2013 primarily as a result of wage-rate inflation and lost sales leverage, partially offset by lower manager incentive compensation. As a percent of sales, restaurant labor costs decreased in fiscal 2012 primarily as a result of sales leveraging, improved wage-rate management and lower manager incentive compensation, partially offset by an increase in FICA taxes on higher reported tips. The increase in FICA tax expense on higher reported tips is fully offset in our consolidated earnings from continuing operations by a corresponding income tax credit, which reduces income tax expense. Manager incentive compensation paid out at approximately 65.0 percent of the targeted amount in fiscal 2013, as compared to 84.0 percent and 93.0 percent in fiscal 2012 and 2011, respectively.

Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers' compensation, new restaurant pre-opening and other restaurant-level operating expenses) increased $133.8 million, or 11.1 percent, from $1.20 billion in fiscal 2012 to $1.33 billion in fiscal 2013. Restaurant expenses increased $71.6 million, or 6.3 percent, from $1.13 billion in fiscal 2011 to $1.20 billion in fiscal 2012. As a percent of sales, restaurant expenses increased in fiscal 2013 as compared to fiscal 2012 primarily as a result of Yard House's higher restaurant expenses as a percentage of sales compared to our consolidated average prior to the acquisition. Additionally, restaurant expenses as a percentage of sales increased due to lost sales leverage, partially offset by lower utilities expenses. As a percent of sales, restaurant expenses decreased in fiscal 2012 as compared to fiscal 2011 primarily due to sales leveraging and lower credit card fees partially offset by higher workers' compensation costs.

Selling, general and administrative expenses increased $101.0 million, or 13.5 percent, from $746.8 million in fiscal 2012 to $847.8 million in fiscal 2013. Selling, general and administrative expenses increased $4.1 million, or 0.6 percent, from $742.7 million in fiscal 2011 to $746.8 million in fiscal 2012. As a percent of sales, selling, general and administrative expenses increased from fiscal 2012 to fiscal 2013 primarily due to higher media costs and acquisition and integration costs associated with the Yard House acquisition, partially offset by sales leverage and lower performance-based compensation. As a percent of sales, selling, general and administrative expenses decreased from fiscal 2011 to fiscal 2012 primarily due to sales leveraging, lower performance incentive compensation and favorable market-driven changes in fair value related to our non-qualified deferred compensation plans, partially offset by higher media costs.

Depreciation and amortization expense increased $45.7 million, or 13.1 percent, from $349.1 million in fiscal 2012 to $394.8 million in fiscal 2013. Depreciation and amortization expense increased $32.3 million, or 10.2 percent, from $316.8 million in fiscal 2011 to $349.1 million in fiscal 2012. As a percent of sales, depreciation and amortization expense increased in fiscal 2013 primarily due to an increase in depreciable assets related to new restaurants and remodel activities. As a percent of sales, depreciation and amortization expense increased in fiscal 2012 primarily due to an increase in depreciable assets related to new restaurants and remodel activities, partially offset by sales leveraging.

Net interest expense increased $24.3 million, or 23.9 percent, from $101.6 million in fiscal 2012 to $125.9 million in fiscal 2013. Net interest expense increased $8.0 million, or 8.5 percent, from $93.6 million in fiscal 2011 to $101.6 million in fiscal 2012. As a percent of sales, net interest expense increased in fiscal 2013 compared to fiscal 2012 due to higher average debt balances in fiscal 2013 principally driven by the acquisition of Yard House. As a percent of sales, net interest expense increased in fiscal 2012 compared to fiscal 2011 due to higher average debt balances in fiscal 2012, partially offset by sales leveraging.

INCOME TAXES

The effective income tax rates for fiscal 2013, 2012 and 2011 continuing operations were 21.0 percent, 25.3 percent and 26.1 percent, respectively. The decrease in our effective rate for fiscal 2013 is primarily attributable to an increase in the impact of FICA tax credits for employee reported tips due to a decrease in our earnings before income taxes and the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes, partially offset by a decrease in federal income tax credits related to the HIRE Act. The decrease in our effective rate for fiscal 2012 is primarily attributable to an increase in federal income tax credits related to the HIRE Act, an increase in the impact of FICA tax credits for employee reported tips, partially offset by the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes.

NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Net earnings from continuing operations for fiscal 2013 were $412.6 million ($3.14 per diluted share) compared with net earnings from continuing operations for fiscal 2012 of $476.5 million ($3.58 per diluted share) and net earnings from continuing operations for fiscal 2011 of $478.7 million ($3.41 per diluted share).

Net earnings from continuing operations for fiscal 2013 decreased 13.4 percent and diluted net earnings per share from continuing operations decreased 12.3 percent compared with fiscal 2012, primarily due to higher selling, general and administrative expenses, restaurant expenses, depreciation and amortization expenses and net interest expense as a percent of sales, partially offset by increased sales and a lower effective income tax rate. Costs associated with the Yard House acquisition adversely affected diluted net earnings per share from continuing operations by approximately $0.09.

Net earnings from continuing operations for fiscal 2012 decreased 0.5 percent and diluted net earnings per share from continuing operations increased 5.0 percent compared with fiscal 2011. The decrease in net earnings from continuing operations was primarily due to higher food and beverage costs and depreciation and amortization expense as a percent of sales, which were partially offset by increased sales, lower restaurant labor expenses, and selling, general and administrative expenses as a percent of sales, and a lower effective income tax rate. While net earnings from continuing operations decreased, diluted net earnings per share from continuing operations increased for fiscal 2012 due to a reduction in the average diluted shares outstanding primarily as a result of the cumulative impact of our continuing repurchase of our common stock.

LOSSES FROM DISCONTINUED OPERATIONS

On an after-tax basis, losses from discontinued operations for fiscal 2013 were $0.7 million ($0.01 per diluted share) compared with losses from discontinued operations for fiscal 2012 of $1.0 million ($0.01 per diluted share) and fiscal 2011 of $2.4 million ($0.02 per diluted share).

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2013, our average sales per restaurant were highest in the spring and winter, followed by the summer, and lowest in the fall. During fiscal 2012 and 2011, our average sales per restaurant were highest in the winter and spring, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2013 or fiscal 2011. However, we experienced higher than normal inflationary costs during fiscal 2012 and were able to partially reduce the annual impact utilizing these strategies.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Our significant accounting policies are more fully described in Note 1 to the consolidated financial statements. However, certain of our accounting policies that are considered critical are those we believe are both most important to the portrayal of our financial condition and operating results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 10 years, also using the straight-line method.

Our accounting policies regarding land, buildings and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes expected lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as our expectations of estimated future cash flows change.

Leases

We are obligated under various lease agreements for certain restaurants. For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term.

Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods we are reasonably assured to exercise because failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued when we determine that it is probable that such sales levels will be achieved. Landlord allowances are recorded based on contractual terms and are included in accounts receivable, net and as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the expected lease term.

Our judgments related to the probable term for each restaurant affect the classification and accounting for leases as capital versus operating, the rent holidays and escalation in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Impairment of Long-Lived Assets

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale within prepaid expenses and other current assets in our consolidated balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. For assets that meet the held-for-sale criteria, we separately evaluate whether those assets also meet the requirements to be reported as discontinued operations. Principally, if we discontinue cash flows and no longer have any significant continuing involvement with respect to the operations of the assets, we classify the assets and related results of operations as discontinued. We consider guest transfer (an increase in guests at another location as a result of the closure of a location) as continuing cash flows and evaluate the significance of expected guest transfer when evaluating a restaurant for discontinued operations reporting. To the extent we dispose of enough assets where classification between continuing operations and discontinued operations would be material to our consolidated financial statements, we utilize the reporting provisions for discontinued operations. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal within one year is probable.

We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss. During fiscal 2013, we recognized long-lived asset impairment charges of $0.8 million ($0.5 million net of tax), primarily related to the write-down of assets held for disposition based on updated valuations. During fiscal 2012, we recognized long-lived asset impairment charges of $0.5 million ($0.3 million net of tax), primarily related to the permanent closure of one Red Lobster restaurant, and the write-down of assets held for disposition based on updated valuations. During fiscal 2011 we recognized long-lived asset impairment charges of $4.7 million ($2.9 million net of tax), primarily related to the permanent closure of two Red Lobster restaurants, the write-down of another Red Lobster restaurant based on an evaluation of expected cash flows, and the write-down of assets held for disposition based on updated valuations. These costs are included in selling, general and administrative expenses as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2013, 2012 and 2011. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value.

Valuation and Recoverability of Goodwill and Trademarks

We review our goodwill and trademarks for impairment annually, as of the first day of our fiscal fourth quarter, or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. At May 26, 2013 and May 27, 2012, we had goodwill of $908.3 million and $538.6 million, respectively. At May 26, 2013 and May 27, 2012, we had trademarks of $573.8 million and $464.9 million, respectively.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections (also referred to as the income approach). The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow and sales multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment loss for the difference.

Consistent with our accounting policy for goodwill and trademarks, we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal fourth quarter. As of the beginning of our fiscal fourth quarter, we had eight reporting units, six of which had goodwill: Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Eddie V's, and Yard House. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated. As we finalized the purchase price allocation for Yard House during our fourth fiscal quarter of 2013, we excluded the goodwill allocated to Yard House from our step one impairment test, however, we did perform a qualitative assessment of the goodwill allocated to Yard House in accordance with ASC Topic 350, Intangibles – Goodwill and Other, and no indicators of impairment were identified.

Given the significance of goodwill relative to the size of the LongHorn Steakhouse ($49.5 million), The Capital Grille ($401.7 million) and Eddie V's ($22.1 million) reporting units, we also performed sensitivity analyses on our estimated fair value of these reporting units using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital of 11.0 percent for LongHorn Steakhouse and The Capital Grille, and 17.0 percent for Eddie V's. An increase in the weighted-average cost of capital of approximately 436 basis points, approximately 263 basis points and approximately 200 basis points would result in an impairment of a portion of the goodwill of LongHorn Steakhouse, The Capital Grille and Eddie V's, respectively. The estimated fair values of LongHorn Steakhouse, The Capital Grille, and Eddie V's exceeded their carrying values by approximately 108 percent, 45 percent and 47 percent, respectively.

The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than the carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse, The Capital Grille and Eddie V's. The estimated fair value of LongHorn Steakhouse's trademark exceeded its carrying value of $307.0 million by approximately 91 percent. The estimated fair value of The Capital Grille's trademark exceeded its carrying value of $147.0 million by approximately 56 percent. The estimated fair value of Eddie V's trademark exceeded its carrying value of $10.5 million by approximately 50 percent. As we finalized the purchase price allocation for Yard House during our fourth fiscal quarter of 2013, we excluded the trademark related to Yard House from our annual impairment test, however, we did perform a qualitative assessment of the Yard House trademark in accordance with ASC Topic 350, Intangibles – Goodwill and Other, and no indicators of impairment were identified. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate of 12.0 percent for LongHorn Steakhouse and The Capital Grille, and 18.0 percent for Eddie V's. An increase in the discount rate of approximately 679 basis points, 371 basis points and 463 basis points would result in impairment of a portion of the trademarks of LongHorn Steakhouse, The Capital Grille and Eddie V's, respectively.

We determined that there was no goodwill or trademark impairment as of the first day of our fiscal 2013 fourth quarter and no additional indicators of impairment were identified through the end of our fiscal fourth quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in a future impairment loss.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 26, 2013, a write-down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $810.0 million would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with our acquisitions, to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, certain employee medical and general liability programs. However, we carry insurance for individual workers' compensation and general liability claims that exceed $0.5 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

Our accounting policies regarding these insurance programs include our judgments and independent actuarial assumptions about economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.

Unearned Revenues

Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as "breakage." We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the "redemption recognition" method. The estimated value of gift cards expected to go unused is recognized over the expected period of redemption as the remaining gift card values are redeemed. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimate of our breakage rate periodically and apply that rate to gift card redemptions. Changing our breakage-rate assumption on unredeemed gift cards by 10.0 percent of the current rate would result in an adjustment in our unearned revenues of approximately $28.0 million.

Income Taxes

We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as taxes paid on reported employee tip income, effective rates for state and local income taxes and the tax deductibility of certain other items. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities on our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year end. For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process (CAP) whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. During fiscal 2013, we were placed on CAP Maintenance by the IRS, signaling our strong relationship of transparency and trust with the IRS team. The U.S. federal income tax returns that we filed through the fiscal year ended May 29, 2011 have been audited by the IRS. In the first quarter of fiscal 2013, the IRS issued a partial acceptance letter for the fiscal year ended May 27, 2012 tax return. The outstanding item as of the end of the current fiscal year relates to our deductibility of the Domestic Manufacturing Deduction under IRC Section 199, and is expected to be completed by the second quarter of fiscal 2014. The IRS commenced examination of our U.S. federal income tax returns for May 26, 2013 in the first quarter of fiscal 2013. The examination is anticipated to be completed by the second quarter of fiscal 2015. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and all states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2012, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2009.

Included in the balance of unrecognized tax benefits at May 26, 2013 is $18.6 million related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations. The $18.6 million relates to items that would impact our effective income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to finance the purchases of land, buildings and equipment for new restaurants, remodel existing restaurants, pay dividends to our shareholders and repurchase shares of our common stock. Since substantially all of our sales are for cash and cash equivalents, and accounts payable are generally due in 5 to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We currently manage our business and financial ratios to maintain an investment grade bond rating, which has historically allowed flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries "Baa2" (Moody's Investors Service), "BBB" (Standard & Poor's) and "BBB" (Fitch) ratings. Our commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are as of the date of the filing of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

We maintain a $750.0 million revolving Credit Agreement (Revolving Credit Agreement), with Bank of America, N.A. (BOA) as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default customary for credit facilities of this type. As of May 26, 2013, we were in compliance with the covenants under the Revolving Credit Agreement.

The Revolving Credit Agreement matures on October 3, 2016, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the higher of the BOA prime rate or the Federal Funds rate plus 0.500 percent) plus the Applicable Margin. Assuming a "BBB" equivalent credit rating level, the Applicable Margin under the Revolving Credit Agreement will be 1.075 percent for LIBOR loans and 0.075 percent for base rate loans.

As of May 26, 2013, we had no outstanding balances under the Revolving Credit Agreement. As of May 26, 2013, $164.5 million of commercial paper was outstanding, which was backed by this facility. After consideration of commercial paper backed by the Revolving Credit Agreement, as of May 26, 2013, we had $585.5 million of credit available under the Revolving Credit Agreement.

On October 4, 2012, we issued $450.0 million aggregate principal amount of unsecured 3.350 percent senior notes due November 2022 (the New Senior Notes) under a registration statement filed with the Securities and Exchange Commission (SEC) on October 6, 2010. Discount and issuance costs, which totaled $4.7 million, are being amortized over the term of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. Interest on the New Senior Notes is payable semi-annually in arrears on May 1 and November 1 of each year, and commenced May 1, 2013. We may redeem the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change in control triggering event, unless we have previously exercised our right to redeem the New Senior Notes, we may be required to purchase the New Senior Notes from the holders at a purchase price equal to 101 percent of their principal amount plus accrued and unpaid interest.

On August 22, 2012, we entered into a Term Loan Agreement (the Term Loan Agreement) with BOA, as administrative agent, and the lenders and other agents party thereto. During the second quarter of fiscal 2013, we made borrowings under this agreement in a total aggregate principal amount of $300.0 million. The Term Loan Agreement is a senior unsecured term loan commitment to the Company and contains customary representations, events of default and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) for facilities of this type.

The Term Loan Agreement matures on August 22, 2017, and the proceeds may be used for the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. The loans under the Term Loan Agreement are subject to annual amortization of principal of 5 percent, 5 percent, 5 percent and 85 percent, payable on the second, third, fourth and fifth anniversaries, respectively, of the effective date of the Term Loan Agreement. Additional information regarding terms and conditions of the Term Loan Agreement is incorporated by reference from Note 9 to our consolidated financial statements in Part II, Item 8 of this report.

On August 28, 2012, we closed on the issuance of $80.0 million unsecured 3.790 percent senior notes due August 2019 and $220.0 million unsecured 4.520 percent senior notes due August 2024, pursuant to a Note Purchase Agreement dated June 18, 2012. The Note Purchase Agreement contains customary representations, events of default and affirmative and negative covenants (including limitations on liens and priority debt and a maximum consolidated total debt to capitalization ratio of 0.75 to 1.00, as such may be adjusted in certain circumstances) for facilities of this type.

On May 15, 2013 we repaid, prior to maturity, a $4.9 million unsecured commercial bank loan which was used to support a loan from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

At May 26, 2013, our long-term debt consisted principally of:

- $100.0 million of unsecured 7.125 percent debentures due in February 2016;
- $300.0 million unsecured, variable-rate term loan maturing in August 2017;
- $500.0 million of unsecured 6.200 percent senior notes due in October 2017;
- $80.0 million of unsecured 3.790 percent senior notes due in August 2019;
- $400.0 million of unsecured 4.500 percent senior notes due in October 2021;
- $450.0 million of unsecured 3.350 percent senior notes due in November 2022;
- $220.0 million of unsecured 4.520 percent senior notes due in August 2024;
- $150.0 million of unsecured 6.000 percent senior notes due in August 2035; and
- $300.0 million of unsecured 6.800 percent senior notes due in October 2037.

The interest rates on our $500.0 million 6.200 percent senior notes due October 2017 and $300.0 million 6.800 percent senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 26, 2013, no adjustments to these interest rates had been made.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 26, 2013 and thereafter are $0.0 million in fiscal 2014, $15.0 million in fiscal 2015, $115.0 million in fiscal 2016, $15.0 million in fiscal 2017, $755.0 million in fiscal 2018 and $1.6 billion thereafter.

From time to time we enter into interest rate derivative instruments to manage interest rate risk inherent in our operations. See Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference.

Through our shelf registration statement on file with the SEC, depending on conditions prevailing in the public capital markets, we may issue unsecured debt securities from time to time in one or more series, which may consist of notes, debentures or other evidences of indebtedness in one or more offerings.

We may from time to time repurchase our outstanding debt in privately negotiated transactions. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

A summary of our contractual obligations and commercial commitments at May 26, 2013, is as follows:

(in millions) Contractual Obligations	Payments Due by Period Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Short-term debt	$ 164.5	$ 164.5	$ –	$ –	$ –
Long-term debt [1]	3,817.8	119.0	369.0	974.5	2,355.3
Operating leases	1,163.3	186.0	341.7	268.9	366.7
Purchase obligations [2]	635.4	581.1	54.3	–	–
Capital lease obligations [3]	89.5	5.4	11.2	11.6	61.3
Benefit obligations [4]	477.4	25.1	79.2	90.4	282.7
Unrecognized income tax benefits [5]	31.1	19.1	6.5	5.5	–
Total contractual obligations	$6,379.0	$1,100.2	$861.9	$1,350.9	$3,066.0

(in millions) Other Commercial Commitments	Amount of Commitment Expiration per Period Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Standby letters of credit [6]	$127.6	$127.6	$ –	$ –	$ –
Guarantees [7]	4.2	1.1	1.9	0.8	0.4
Total commercial commitments	$131.8	$128.7	$1.9	$0.8	$0.4

(1) Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the term loan were estimated based on an average interest rate of 2.1 percent. Excludes issuance discount of $5.7 million.

(2) Includes commitments for food and beverage items and supplies, capital projects, information technology and other miscellaneous commitments.

(3) Includes total imputed interest of $35.1 million over the life of the capital lease obligations.

(4) Includes expected contributions associated with our defined benefit plans and payments associated with our postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2023.

(5) Includes interest on unrecognized income tax benefits of $1.2 million, $0.5 million of which relates to contingencies expected to be resolved within one year.

(6) Includes letters of credit for $107.0 million of workers' compensation and general liabilities accrued in our consolidated financial statements, letters of credit for $0.6 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $20.0 million.

(7) Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 3.7 times and 5.0 times, on a continuing operations basis, for the fiscal years ended May 26, 2013 and May 27, 2012, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent of $164.3 million and $136.6 million for the fiscal years ended May 26, 2013 and May 27, 2012, respectively, as components of adjusted debt and adjusted total capital) was 65 percent and 62 percent at May 26, 2013 and May 27, 2012, respectively. We include the lease-debt equivalent and contractual lease guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our Revolving Credit Agreement.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 26, 2013	May 27, 2012
CAPITAL STRUCTURE		
Short-term debt	**$ 164.5**	$ 262.7
Current portion long-term debt	**–**	350.0
Long-term debt, excluding unamortized discounts	**2,501.9**	1,459.1
Capital lease obligations	**54.4**	56.0
Total debt	**$2,720.8**	$2,127.8
Stockholders' equity	**2,059.5**	1,842.0
Total capital	**$4,780.3**	$3,969.8
CALCULATION OF ADJUSTED CAPITAL		
Total debt	**$2,720.8**	$2,127.8
Lease-debt equivalent	**1,026.9**	853.8
Guarantees	**4.2**	5.4
Adjusted debt	**$3,751.9**	$2,987.0
Stockholders' equity	**2,059.5**	1,842.0
Adjusted total capital	**$5,811.4**	$4,829.0
CAPITAL STRUCTURE RATIOS		
Debt to total capital ratio	**57%**	54%
Adjusted debt to adjusted total capital ratio	**65%**	62%

Net cash flows provided by operating activities from continuing operations were $949.5 million, $762.2 million and $894.7 million in fiscal 2013, 2012 and 2011, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $412.6 million, $476.5 million and $478.7 million in fiscal 2013, 2012 and 2011, respectively. Net cash flows provided by operating activities from continuing operations increased in fiscal 2013 primarily due to the timing of inventory purchases as a result of our strategy initiated in fiscal 2012 to take ownership of our inventory earlier in the supply chain to ensure a more secure and efficient supply of inventory to our restaurants. Net cash flows provided by operating activities reflect income tax payments of $98.5 million, $123.5 million and $126.4 million in fiscal 2013, 2012 and 2011, respectively. The lower tax payments in fiscal 2013, as compared with tax payments in fiscal 2012 and 2011, primarily relates to the recognition of tax benefits related to the timing of deductions for fixed-asset related expenditures and the application of the overpayment of income taxes in prior years to fiscal 2013 tax liabilities.

Net cash flows used in investing activities from continuing operations were $1,290.4 million, $721.6 million and $552.7 million in fiscal 2013, 2012 and 2011, respectively. Net cash flows used in investing activities from continuing operations included capital expenditures incurred principally for building new restaurants, remodeling existing restaurants, replacing equipment, and technology initiatives. Capital expenditures related to continuing operations were $685.6 million in fiscal 2013, compared to $639.7 million in fiscal 2012 and $547.7 million in fiscal 2011. The increasing trend of expenditures in fiscal 2013 and 2012 results primarily from increases in remodel and new restaurant activity over the past two years. Additionally, net cash used in the acquisitions of Yard House in fiscal 2013 and Eddie V's in fiscal 2012 was $577.4 million and $58.5 million, respectively.

Net cash flows provided by financing activities from continuing operations were $355.4 million in fiscal 2013, compared to net cash flows used in financing activities from continuing operations of $40.4 million and $521.0 million in fiscal 2012 and 2011, respectively. During fiscal 2013, we closed on the issuance of $300.0 million of senior notes, received funding from a $300.0 million term loan and completed the offering of $450.0 million of senior notes, resulting in net proceeds of $445.3 million, which were used to effectively refinance the $350.0 million of long-term notes that we repaid at maturity during fiscal 2013. Repayments of long-term debt were $355.9 million, $2.1 million and $226.8 million in fiscal 2013, 2012 and 2011, respectively. Net repayments of short-term debt were $98.1 million in fiscal 2013 while net proceeds from the issuance of short-term debt were $77.2 million and $185.5 million in fiscal 2012 and 2011, respectively. For fiscal 2013, net cash flows used in financing activities included our repurchase of 1.0 million shares of our common stock for $52.4 million, compared to 8.2 million shares of our common stock for $375.1 million in fiscal 2012 and 8.6 million shares of our common stock for $385.5 million in fiscal 2011. As of May 26, 2013, our Board of Directors had authorized us to repurchase up to 187.4 million shares of our common stock and a total of 171.9 million shares had been repurchased under the authorization. The repurchased common stock reduces stockholders' equity. As of May 26, 2013, our unused authorization was 15.5 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $64.4 million, $70.2 million and $63.0 million in fiscal 2013, 2012 and 2011, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $258.2 million, $223.9 million and $175.5 million in fiscal 2013, 2012 and 2011, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $1.28 per share in fiscal 2011, to $1.72 per share in fiscal 2012 and to $2.00 per share in fiscal 2013. In June 2013, our Board of Directors approved an increase in the quarterly dividend to $0.55 per share, which indicates an annual dividend of $2.20 per share in fiscal 2014.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under FASB ASC Topic 715, Compensation – Retirement Benefits and Topic 712, Compensation – Nonretirement Postemployment Benefits. We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 26, 2013, our discount rate was 4.6 percent and 4.7 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets for our defined benefit plan was 9.0 percent for each of the fiscal years reported. At May 26, 2013, the expected health care cost trend rate assumed for our postretirement benefit plan for fiscal 2014 was 7.1 percent. The rate gradually decreases to 5.0 percent through fiscal 2021 and remains at that level thereafter. We made plan contributions of approximately $2.4 million, $22.2 million and $12.9 million in fiscal years 2013, 2012 and 2011, respectively.

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset fund allocation is 40 percent U.S. equities, 35 percent high-quality, long-duration fixed-income securities, 20 percent international equities and 5 percent real estate securities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 9.5 percent, 8.0 percent and 9.4 percent, respectively, as of May 26, 2013.

We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 26, 2013 of $69.0 million and $1.3 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2014 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $9.1 million and $0.0 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.6 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $6.6 million at May 26, 2013 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2013. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $5.2 million at May 26, 2013 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.4 million for fiscal 2013. These changes in assumptions would not significantly impact our funding requirements. We expect to contribute approximately $0.4 million to our defined benefit pension plans and approximately $0.7 million to our postretirement benefit plan during fiscal 2014.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2014.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL CONDITION

Our total current assets were $764.9 million at May 26, 2013, compared with $757.6 million at May 27, 2012. The increase was primarily due to an increase in cash and cash equivalents, and an increase in deferred income taxes related to current period activity of taxable timing differences, partially offset by lower inventory levels related to the timing of inventory purchases.

Our total current liabilities were $1.42 billion at May 26, 2013, compared with $1.77 billion at May 27, 2012. The decrease was primarily due to the repayment of $350.0 million of long-term debt during fiscal 2013 which was included in current liabilities as current portion of long-term debt at May 27, 2012 and a decrease in short-term debt, partially offset by an increase in unearned revenues associated with gift card sales in excess of current-period redemptions and an increase in accounts payable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate and foreign currency exchange instruments, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 10 to our consolidated financial statements, in Part II, Item 8 of this report, incorporated herein by reference).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 26, 2013, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $47.4 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $160.7 million. The fair value of our long-term debt during fiscal 2013 averaged $2.41 billion, with a high of $2.79 billion and a low of $1.98 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02, Comprehensive Income (Topic 220), *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income.* This update requires companies to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, companies are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This update is effective for us in our first quarter of fiscal 2014 and will be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350), *Testing Indefinite Lived Intangible Assets for Impairment.* This update simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill and allows companies the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. This update is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012, which will require us to adopt these provisions in fiscal 2014; however, early adoption is permitted. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements set forth in or incorporated into this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2014, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as "may," "will," "expect," "intend," "anticipate," "continue," "estimate," "project," "believe," "plan" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, and those described in information incorporated into this report, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A "Risk Factors" in our Annual Report on Form 10-K for the year ended May 26, 2013, which are summarized as follows:

- Food safety and food-borne illness concerns throughout the supply chain;
- Litigation, including allegations of illegal, unfair or inconsistent employment practices;
- Unfavorable publicity, or a failure to respond effectively to adverse publicity;
- Risks relating to public policy changes and federal, state and local regulation of our business, including in the areas of health care reform, environmental matters, minimum wage, unionization, data privacy, menu labeling, immigration requirements and taxes;
- Labor and insurance costs;
- Insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach;
- Our inability or failure to execute a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism;
- Health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;
- Intense competition, or an insufficient focus on competition and the consumer landscape;
- Our failure to drive both short-term and long-term profitable sales growth through brand relevance, operating excellence, opening new restaurants of existing brands and developing or acquiring new dining brands;

- Failure to successfully integrate the Yard House business, and the risks associated with the additional indebtedness incurred to finance the Yard House acquisition;
- Our plans to expand our smaller brands Bahama Breeze, Seasons 52 and Eddie V's, and the testing of synergy restaurants and other new business ventures, that have not yet proven their long-term viability;
- A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;
- Higher-than-anticipated costs to open, close, relocate or remodel restaurants;
- A failure to identify and execute innovative marketing and customer relationship tactics, ineffective or improper use of social media or other marketing initiatives, and increased advertising and marketing costs;
- A failure to recruit, develop and retain effective leaders or the loss or shortage of key personnel, or an inability to adequately monitor and respond to employee dissatisfaction;
- A failure to address cost pressures, including rising costs for commodities, health care and utilities used by our restaurants, and a failure to effectively deliver cost management activities and achieve economies of scale in purchasing;
- The impact of shortages or interruptions in the delivery of food and other products from third-party vendors and suppliers;
- Adverse weather conditions and natural disasters;
- Volatility in the market value of derivatives we use to hedge commodity prices;
- Economic and business factors specific to the restaurant industry and other general macroeconomic factors including unemployment, energy prices and interest rates that are largely out of our control;
- Disruptions in the financial markets that may impact consumer spending patterns, affect the availability and cost of credit and increase pension plan expenses;
- Risks associated with doing business with franchisees, business partners and vendors in foreign markets;
- Failure to protect our service marks or other intellectual property;
- Impairment of the carrying value of our goodwill or other intangible assets;
- A failure of our internal controls over financial reporting and future changes in accounting standards; and
- An inability or failure to recognize, respond to and effectively manage the accelerated impact of social media.

Any of the risks described above or elsewhere in this report or our other filings with the SEC could have a material impact on our business, financial condition or results of operations. It is not possible to predict or identify all risk factors. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. Therefore, the above is not intended to be a complete discussion of all potential risks or uncertainties.

REPORT OF MANAGEMENT'S RESPONSIBILITIES

The management of Darden Restaurants, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate segregation of duties and responsibilities and there are documented policies regarding utilization of our assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees.

The Audit Committee of the Board of Directors meets at least quarterly to determine that management, internal auditors and the independent registered public accounting firm are properly discharging their duties regarding internal control and financial reporting. The independent registered public accounting firm, internal auditors and employees have full and free access to the Audit Committee at any time.

KPMG LLP, an independent registered public accounting firm, is retained to audit our consolidated financial statements and the effectiveness of our internal control over financial reporting. Their reports follow.



Clarence Otis, Jr.
Chairman of the Board and Chief Executive Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of May 26, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Management has concluded that, as of May 26, 2013, the Company's internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited Darden Restaurants, Inc.'s internal control over financial reporting as of May 26, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 26, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 26, 2013 and May 27, 2012, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended May 26, 2013, and our report dated July 19, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Orlando, Florida
July 19, 2013
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Darden

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 26, 2013 and May 27, 2012, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended May 26, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 26, 2013 and May 27, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended May 26, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.'s internal control over financial reporting as of May 26, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 19, 2013 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.'s internal control over financial reporting.

KPMG LLP

Orlando, Florida
July 19, 2013
Certified Public Accountants

(in millions, except per share data)	Fiscal Year Ended May 26, 2013	May 27, 2012	May 29, 2011
Sales	**$8,551.9**	$7,998.7	$7,500.2
Costs and expenses:			
Cost of sales:			
Food and beverage	**2,628.6**	2,460.6	2,173.6
Restaurant labor	**2,698.0**	2,502.0	2,396.9
Restaurant expenses	**1,334.4**	1,200.6	1,129.0
Total cost of sales, excluding restaurant depreciation and amortization of $373.7, $326.9 and $295.6, respectively	**$6,661.0**	$6,163.2	$5,699.5
Selling, general and administrative	**847.8**	746.8	742.7
Depreciation and amortization	**394.8**	349.1	316.8
Interest, net	**125.9**	101.6	93.6
Total costs and expenses	**$8,029.5**	$7,360.7	$6,852.6
Earnings before income taxes	**522.4**	638.0	647.6
Income taxes	**109.8**	161.5	168.9
Earnings from continuing operations	**$ 412.6**	$ 476.5	$ 478.7
Losses from discontinued operations, net of tax benefit of $0.4, $0.7, and $1.5, respectively	**(0.7)**	(1.0)	(2.4)
Net earnings	**$ 411.9**	$ 475.5	$ 476.3
Basic net earnings per share:			
Earnings from continuing operations	**$ 3.20**	$ 3.66	$ 3.50
Losses from discontinued operations	**(0.01)**	(0.01)	(0.02)
Net earnings	**$ 3.19**	$ 3.65	$ 3.48
Diluted net earnings per share:			
Earnings from continuing operations	**$ 3.14**	$ 3.58	$ 3.41
Losses from discontinued operations	**(0.01)**	(0.01)	(0.02)
Net earnings	**$ 3.13**	$ 3.57	$ 3.39
Average number of common shares outstanding:			
Basic	**129.0**	130.1	136.8
Diluted	**131.6**	133.2	140.3
Dividends declared per common share	**$ 2.00**	$ 1.72	$ 1.28

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in millions)	Fiscal Year Ended May 26, 2013	May 27, 2012	May 29, 2011
Net earnings	**$411.9**	$475.5	$476.3
Other comprehensive income (loss):			
Foreign currency adjustment	**(0.2)**	(1.2)	1.8
Change in fair value of marketable securities, net of tax expense (benefit) of $0.1, $0.1 and $(0.1), respectively	**(0.2)**	(0.1)	0.2
Change in fair value of derivatives and amortization of unrecognized gains and losses on derivatives, net of tax expense (benefit) of $0.6, $27.8 and $4.8, respectively	**(4.1)**	(45.6)	(5.2)
Net unamortized gain (loss) arising during period, including amortization of unrecognized net actuarial loss, net of tax expense (benefit) of $(11.3), $24.8 and $(9.0), respectively	**18.3**	(39.9)	14.5
Other comprehensive income (loss)	**$ 13.8**	$ (86.8)	$ 11.3
Total comprehensive income	**$425.7**	$388.7	$487.6

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Darden

(in millions)	May 26, 2013	May 27, 2012
Assets		
Current assets:		
Cash and cash equivalents	**$ 88.2**	$ 70.5
Receivables, net	**85.4**	71.4
Inventories	**356.9**	404.1
Prepaid income taxes	**6.4**	12.2
Prepaid expenses and other current assets	**83.4**	74.9
Deferred income taxes	**144.6**	124.5
Total current assets	**$ 764.9**	$ 757.6
Land, buildings and equipment, net	**4,391.1**	3,951.3
Goodwill	**908.3**	538.6
Trademarks	**573.8**	464.9
Other assets	**298.8**	231.8
Total assets	**$6,936.9**	$ 5,944.2
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 296.5**	$ 260.7
Short-term debt	**164.5**	262.7
Accrued payroll	**150.5**	154.3
Accrued income taxes	**16.5**	–
Other accrued taxes	**67.6**	60.4
Unearned revenues	**270.5**	231.7
Current portion of long-term debt	**–**	349.9
Other current liabilities	**450.3**	454.4
Total current liabilities	**$1,416.4**	$ 1,774.1
Long-term debt, less current portion	**2,496.2**	1,453.7
Deferred income taxes	**356.4**	312.9
Deferred rent	**230.5**	204.4
Obligations under capital leases, net of current installments	**52.5**	54.4
Other liabilities	**325.4**	302.7
Total liabilities	**$4,877.4**	$ 4,102.2
Stockholders' equity:		
Common stock and surplus, no par value. Authorized 500.0 shares; issued 131.6 and 289.0 shares, respectively; outstanding 130.3 and 129.0 shares, respectively	**1,207.6**	2,518.8
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	**–**	–
Retained earnings	**998.9**	3,172.8
Treasury stock, 1.3 and 160.0 shares, at cost, respectively	**(8.1)**	(3,695.8)
Accumulated other comprehensive income (loss)	**(132.8)**	(146.6)
Unearned compensation	**(6.1)**	(7.2)
Total stockholders' equity	**$2,059.5**	$ 1,842.0
Total liabilities and stockholders' equity	**$6,936.9**	$ 5,944.2

See accompanying notes to consolidated financial statements.

(in millions, except per share data)	Common Stock and Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total Stockholders' Equity
Balances at May 30, 2010	$ 2,297.9	$ 2,621.9	$(2,943.5)	$ (71.1)	$(11.2)	$1,894.0
Net earnings	–	476.3	–	–	–	476.3
Other comprehensive income	–	–	–	11.3	–	11.3
Dividends declared ($1.28 per share)	–	(176.3)	–	–	–	(176.3)
Stock option exercises (2.3 shares)	53.1	–	2.6	–	–	55.7
Stock-based compensation	33.9	–	–	–	–	33.9
ESOP note receivable repayments	–	–	–	–	1.8	1.8
Income tax benefits credited to equity	17.7	–	–	–	–	17.7
Repurchases of common stock (8.6 shares)	–	–	(385.5)	–	–	(385.5)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.2	–	1.1	–	–	7.3
Balances at May 29, 2011	$ 2,408.8	$ 2,921.9	$(3,325.3)	$ (59.8)	$ (9.4)	$1,936.2
Net earnings	–	475.5	–	–	–	475.5
Other comprehensive income	–	–	–	(86.8)	–	(86.8)
Dividends declared ($1.72 per share)	–	(224.6)	–	–	–	(224.6)
Stock option exercises (2.2 shares)	59.4	–	3.5	–	–	62.9
Stock-based compensation	26.5	–	–	–	–	26.5
ESOP note receivable repayments	–	–	–	–	2.1	2.1
Income tax benefits credited to equity	17.9	–	–	–	–	17.9
Repurchases of common stock (8.2 shares)	–	–	(375.1)	–	–	(375.1)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.2	–	1.1	–	0.1	7.4
Balances at May 27, 2012	$ 2,518.8	$ 3,172.8	$(3,695.8)	$(146.6)	$ (7.2)	$1,842.0
Net earnings	–	411.9	–	–	–	411.9
Other comprehensive income	–	–	–	13.8	–	13.8
Dividends declared ($2.00 per share)	0.4	(259.6)	–	–	–	(259.2)
Stock option exercises (2.0 shares)	55.2	–	1.8	–	–	57.0
Stock-based compensation	24.3	–	–	–	–	24.3
ESOP note receivable repayments	–	–	–	–	1.1	1.1
Income tax benefits credited to equity	13.6	–	–	–	–	13.6
Repurchases of common stock (1.0 shares)	–	(0.1)	(52.3)	–	–	(52.4)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.7	–	0.7	–	–	7.4
Treasury shares retirement (159.3 shares)	(1,411.4)	(2,326.1)	3,737.5	–	–	–
Balances at May 26, 2013	**$ 1,207.6**	**$ 998.9**	**$ (8.1)**	**$(132.8)**	**$ (6.1)**	**$2,059.5**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Darden

(in millions)	Fiscal Year Ended May 26, 2013	May 27, 2012	May 29, 2011
Cash flows – operating activities			
Net earnings	**$ 411.9**	$ 475.5	$ 476.3
Losses from discontinued operations, net of tax	**0.7**	1.0	2.4
Adjustments to reconcile net earnings from continuing operations to cash flows:			
Depreciation and amortization	**394.8**	349.1	316.8
Asset impairment charges, net	**0.8**	0.5	4.7
Amortization of loan costs	**13.0**	6.7	2.8
Stock-based compensation expense	**49.3**	56.1	66.6
Change in current assets and liabilities	**40.1**	(191.4)	12.2
Contributions to pension and postretirement plan	**(3.2)**	(22.7)	(13.2)
Loss on disposal of land, buildings and equipment	**8.1**	7.1	6.9
Change in cash surrender value of trust-owned life insurance	**(16.8)**	4.1	(13.7)
Deferred income taxes	**(2.1)**	36.1	28.8
Change in deferred rent	**26.8**	18.5	17.1
Change in other assets and liabilities	**17.1**	15.8	(15.4)
Income tax benefits from exercise of stock-based compensation credited to goodwill	**0.1**	0.6	0.2
Other, net	**8.9**	5.2	2.2
Net cash provided by operating activities of continuing operations	**$ 949.5**	$ 762.2	$ 894.7
Cash flows – investing activities			
Purchases of land, buildings and equipment	**(685.6)**	(639.7)	(547.7)
Proceeds from disposal of land, buildings and equipment	**0.4**	3.3	7.0
Purchases of marketable securities	**(12.9)**	(32.1)	(6.5)
Proceeds from sale of marketable securities	**26.0**	21.3	5.1
Cash used in business acquisitions, net of cash acquired	**(577.4)**	(58.5)	–
Increase in other assets	**(40.9)**	(15.9)	(10.6)
Net cash used in investing activities of continuing operations	**$(1,290.4)**	$ (721.6)	$ (552.7)
Cash flows – financing activities			
Proceeds from issuance of common stock	**64.4**	70.2	63.0
Income tax benefits credited to equity	**13.6**	17.9	17.7
Dividends paid	**(258.2)**	(223.9)	(175.5)
Purchases of common stock	**(52.4)**	(375.1)	(385.5)
ESOP note receivable repayments	**1.1**	2.1	1.8
Proceeds from issuance of short-term debt	**2,670.3**	2,321.0	1,454.9
Repayments of short-term debt	**(2,768.4)**	(2,243.8)	(1,269.4)
Repayments of long-term debt	**(355.9)**	(2.1)	(226.8)
Proceeds from issuance of long-term debt	**1,050.0**	400.0	–
Payment of debt issuance costs	**(7.4)**	(5.1)	–
Principal payments on capital leases	**(1.7)**	(1.6)	(1.2)
Net cash provided by (used in) financing activities of continuing operations	**$ 355.4**	$ (40.4)	$ (521.0)
Cash flows – discontinued operations			
Net cash used in operating activities of discontinued operations	**(0.2)**	(0.5)	(2.1)
Net cash provided by investing activities of discontinued operations	**3.4**	0.3	2.8
Net cash provided by (used in) discontinued operations	**$ 3.2**	$ (0.2)	$ 0.7
Increase (decrease) in cash and cash equivalents	**17.7**	–	(178.3)
Cash and cash equivalents – beginning of year	**70.5**	70.5	248.8
Cash and cash equivalents – end of year	**$ 88.2**	$ 70.5	$ 70.5
Cash flows from changes in current assets and liabilities			
Receivables, net	**(9.4)**	(6.1)	(5.9)
Inventories	**50.6**	(103.0)	(79.3)
Prepaid expenses and other current assets	**(11.7)**	(6.6)	(5.0)
Accounts payable	**10.8**	(10.2)	5.5
Accrued payroll	**(9.3)**	(13.3)	5.3
Prepaid/accrued income taxes	**22.5**	(16.3)	4.7
Other accrued taxes	**6.4**	(3.9)	2.3
Unearned revenues	**36.4**	31.1	27.3
Other current liabilities	**(56.2)**	(63.1)	57.3
Change in current assets and liabilities	**$ 40.1**	$ (191.4)	$ 12.2

See accompanying notes to consolidated financial statements.

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Olive Garden®, Red Lobster®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52®, Eddie V's Prime Seafood® and Wildfish Seafood Grille® restaurant brands located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida and three restaurants in California that are owned jointly by us and third parties, and managed by us, and five franchised restaurants in Puerto Rico. We also have area development and franchise agreements with unaffiliated operators to develop and operate our brands in Japan, the Middle East and Latin America. Pursuant to these agreements, as of May 26, 2013, 37 franchised restaurants were in operation in Japan, the Middle East, Puerto Rico and Mexico. All significant inter-company balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

On August 29, 2012, we completed the acquisition of Yard House USA, Inc. (Yard House) for $585.0 million in cash. The acquired operations of Yard House included 40 restaurants that are included in the results of operations in our consolidated financial statements from the date of acquisition.

The assets and liabilities of Yard House were recorded at their respective fair values as of the date of acquisition. The following table summarizes the final allocation of the purchase price as of May 26, 2013:

(in millions)	Final
Current assets	$ 16.0
Buildings and equipment	152.2
Trademark	109.3
Other assets	9.8
Goodwill	369.8
Total assets acquired	$657.1
Current liabilities	40.8
Other liabilities	31.3
Total liabilities assumed	$ 72.1
Net assets acquired	$585.0

The excess of the purchase price over the aggregate fair value of net assets acquired was allocated to goodwill. Of the $369.8 million recorded as goodwill, $37.9 million is expected to be deductible for tax purposes. The portion of the purchase price attributable to goodwill represents benefits expected as a result of the acquisition, including sales and unit growth opportunities in addition to supply-chain and administrative cost synergies. The trademark has an indefinite life based on the expected use of the asset and the regulatory and economic environment within which it is being used. The trademark represents a highly respected brand with positive connotations and we intend to cultivate and protect the use of this brand. Goodwill and indefinite-lived trademarks are not amortized but are reviewed annually for impairment or more frequently if indicators of impairment exist. Buildings and equipment will be depreciated over a period of 7 months to 21 years. Other assets and liabilities include values associated with favorable and unfavorable market leases that will be amortized over a weighted-average period of 16 years.

As a result of the acquisition and related integration efforts, we incurred expenses of approximately $12.3 million (net of tax) during the fiscal year ended May 26, 2013 which are included in restaurant expenses, selling, general and administrative expenses and depreciation expense in our consolidated statements of earnings. Pro-forma financial information for the combined entities for periods prior to the acquisition is not presented due to the immaterial impact of the financial results of Yard House on our consolidated financial statements.

During fiscal 2007 and 2008 we closed or sold all Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for fiscal 2013, 2012 and 2011, all impairment losses and disposal costs, gains and losses on disposition attributable to these restaurants have been aggregated in a single caption entitled "Losses from discontinued operations, net of tax benefit" on the accompanying consolidated statements of earnings.

Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate to our continuing operations.

FISCAL YEAR

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2013, 2012 and 2011 consisted of 52 weeks of operation.

USE OF ESTIMATES

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents include highly liquid investments such as U.S. Treasury bills, taxable municipal bonds and money market funds that have an original maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

RECEIVABLES, NET

Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. See Note 3 – Receivables, Net for additional information.

INVENTORIES

Inventories consist of food and beverages and are valued at the lower of weighted-average cost or market.

MARKETABLE SECURITIES

Available-for-sale securities are carried at fair value. Classification of marketable securities as current or noncurrent is dependent upon management's intended holding period, the security's maturity date, or both. Unrealized gains and losses, net of tax, on available-for-sale securities are carried in accumulated other comprehensive income (loss) within the consolidated financial statements and are reclassified into earnings when the securities mature or are sold.

LAND, BUILDINGS AND EQUIPMENT, NET

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 10 years also using the straight-line method. See Note 5 – Land, Buildings and Equipment, Net for additional information. Gains and losses on the disposal of land, buildings and equipment are included in selling, general and administrative expenses in our accompanying consolidated statements of earnings. Depreciation and amortization expense from continuing operations associated with buildings and equipment and losses on disposal of land, buildings and equipment were as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Depreciation and amortization on buildings and equipment	**$387.2**	$340.6	$308.7
Losses on disposal of land, buildings and equipment	**8.1**	7.1	6.9

CAPITALIZED SOFTWARE COSTS AND OTHER DEFINITE-LIVED INTANGIBLES

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from 3 to 10 years. The cost of capitalized software and related accumulated amortization was as follows:

(in millions)	**May 26, 2013**	May 27, 2012
Capitalized software	**$107.9**	$ 84.3
Accumulated amortization	**(67.5)**	(63.4)
Capitalized software, net of accumulated amortization	**$ 40.4**	$ 20.9

We have other definite-lived intangible assets, including assets related to the value of below-market leases resulting from our acquisitions, that are included as a component of other assets on our consolidated balance sheets. We also have definite-lived intangible liabilities related to the value of above-market leases resulting from our acquisitions, that are included in other liabilities on our consolidated balance sheets. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of 1 to 20 years. The cost and related accumulated amortization was as follows:

(in millions)	**May 26, 2013**	May 27, 2012
Other definite-lived intangibles	**$19.1**	$13.2
Accumulated amortization	**(7.6)**	(6.2)
Other definite-lived intangible assets, net of accumulated amortization	**$11.5**	$7.0

(in millions)	**May 26, 2013**	May 27, 2012
Below-market leases	**$29.2**	$24.0
Accumulated amortization	**(7.8)**	(7.1)
Below-market leases, net of accumulated amortization	**$21.4**	$16.9

(in millions)	**May 26, 2013**	May 27, 2012
Above-market leases	**$(21.4)**	$(8.6)
Accumulated amortization	**3.5**	2.3
Above-market leases, net of accumulated amortization	**$(17.9)**	$(6.3)

Amortization expense associated with capitalized software and other definite-lived intangibles included in depreciation and amortization in our accompanying consolidated statements of earnings was as follows:

(in millions)	Fiscal Year 2013	2012	2011
Amortization expense – capitalized software	**$6.4**	$7.8	$7.7
Amortization expense – other definite-lived intangibles	**1.2**	0.7	0.4

Amortization expense associated with above- and-below-market leases included in restaurant expenses as a component of rent expense in our consolidated statements of earnings was as follows:

(in millions)	Fiscal Year 2013	2012	2011
Restaurant expense – below-market leases	**$ 1.8**	$ 1.8	$ 2.2
Restaurant expense – above-market leases	**(1.2)**	(0.5)	(0.5)

Amortization of capitalized software and other definite-lived intangible assets will be approximately $10.4 million annually for fiscal 2014 through 2018.

TRUST-OWNED LIFE INSURANCE

We have a trust that purchased life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value for each policy is included in other assets while changes in cash surrender values are included in selling, general and administrative expenses.

LIQUOR LICENSES

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in other assets. Liquor licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Annual liquor license renewal fees are expensed over the renewal term.

GOODWILL AND TRADEMARKS

We review our goodwill and trademarks for impairment annually, as of the first day of our fourth fiscal quarter or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. Our goodwill and trademark balances are allocated as follows:

(in millions)	May 26, 2013	May 27, 2012
Goodwill:		
The Capital Grille	**$401.7**	$401.8
LongHorn Steakhouse	**49.5**	49.5
Olive Garden [1]	**30.2**	30.2
Red Lobster [1]	**35.0**	35.0
Eddie V's	**22.1**	22.1
Yard House	**369.8**	–
Total Goodwill	**$908.3**	$538.6
Trademarks:		
The Capital Grille	**$147.0**	$147.0
LongHorn Steakhouse	**307.0**	307.0
Eddie V's	**10.5**	10.9
Yard House	**109.3**	–
Total Trademarks	**$573.8**	$464.9

(1) Goodwill related to Olive Garden and Red Lobster is associated with the RARE Hospitality International, Inc. (RARE) acquisition and the direct benefits derived by Olive Garden and Red Lobster as a result of the RARE acquisition.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections (also referred to as the income approach). The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow and sales multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units. If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment loss for the difference.

Consistent with our accounting policy for goodwill and trademarks we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal 2013 fourth quarter. As of the beginning of our fiscal fourth quarter, we had eight reporting units, six of which had goodwill: Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated. As we finalized the purchase price allocation for Yard House during our fourth fiscal quarter of 2013, we excluded the goodwill allocated to Yard House from our step one impairment test, however, we did perform a qualitative assessment of the goodwill allocated to Yard House in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350, Intangibles – Goodwill and Other, and no indicators of impairment were identified.

The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than its carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse, The Capital Grille and Eddie V's. As we finalized the purchase price allocation for Yard House during our fourth fiscal quarter of 2013, we excluded the trademark related to Yard House from our annual impairment test, however, we did perform a qualitative assessment of the Yard House trademark in accordance with ASC Topic 350, Intangibles – Goodwill and Other, and no indicators of impairment were identified.

We determined that there was no goodwill or trademark impairment as of the first day of our fourth fiscal quarter and no additional indicators of impairment were identified through the end of our fourth fiscal quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in future impairment.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 26, 2013, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $810.0 million would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

We evaluate the useful lives of our other intangible assets, to determine if they are definite or indefinite-lived. A determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal within prepaid expenses and other current assets in our consolidated balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the "held for sale" criteria remain in land, buildings and equipment until their disposal is probable within one year.

We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

INSURANCE ACCRUALS

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, certain employee medical and general liability programs. However, we carry insurance for individual workers' compensation and general liability claims that exceed $0.5 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

REVENUE RECOGNITION

Sales, as presented in our consolidated statements of earnings, represents food and beverage product sold and is presented net of discounts, coupons, employee meals, and complimentary meals and gift cards. Revenue from restaurant sales is recognized when food and beverage products are sold. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within sales in our consolidated statements of earnings.

Revenue from the sale of franchises is recognized as income when substantially all of our material obligations under the franchise agreement have been performed. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Revenue from the sale of consumer packaged goods includes ongoing royalty fees based on a percentage of licensed retail product sales and is recognized upon the sale of product by our licensed manufacturers to retail outlets.

UNEARNED REVENUES

Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our analysis of our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as "breakage." We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the "redemption recognition" method. The estimated value of gift cards expected to remain unused is recognized over the expected period of redemption as the remaining gift card values are redeemed, generally over a period of 10 years. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimates of our redemption period and our breakage rate periodically and apply that rate to gift card redemptions.

FOOD AND BEVERAGE COSTS

Food and beverage costs include inventory, warehousing, related purchasing and distribution costs and gains and losses on certain commodity derivative contracts. Vendor allowances received in connection with the purchase of a vendor's products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts expected to be earned within one year are recorded as current liabilities.

INCOME TAXES

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities on our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. See Note 16 – Income Taxes for additional information.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by FASB ASC Topic 815, Derivatives and Hedging, and those utilized as economic hedges. We use financial and commodities derivatives to manage interest rate, compensation, commodities pricing and foreign currency exchange rate risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; equity forwards contracts; commodities futures and options contracts and foreign currency forward contracts. These instruments are generally structured as hedges of the variability of cash flows related to forecasted transactions (cash flow hedges). However, we do at times enter into instruments designated as fair value hedges to reduce our exposure to changes in fair value of the related hedged item. We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows or fair value of the derivative are not expected to offset changes in cash flows or fair value of the hedged item. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan and certain commodity futures contracts to economically hedge changes in the value of certain inventory purchases, for which we have not applied hedge accounting. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

To the extent our derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the cash flow hedge accounting criteria required by Topic 815 of the FASB ASC, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will be reclassified into earnings at the time of the forecasted transaction. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period in which it occurs. To the extent our derivatives are effective in mitigating changes in fair value, and otherwise meet the fair value hedge accounting criteria required by Topic 815 of the FASB ASC, gains and losses in the derivatives' fair value are included in current earnings, as are the gains and losses of the related hedged item. To the extent the hedge accounting criteria are not met, the derivative contracts are utilized as economic hedges and changes in the fair value of such contracts are recorded currently in earnings in the period in which they occur. Cash flows related to derivatives are included in operating activities. See Note 10 – Derivative Instruments and Hedging Activities for additional information.

LEASES

For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company.

Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Amortization expense related to capital leases is included in depreciation and amortization expense in our consolidated statements of earnings. Landlord allowances are recorded based on contractual terms and are included in accounts receivable, net and as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the expected lease term.

PRE-OPENING EXPENSES

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

ADVERTISING

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense related to continuing operations, included in selling, general and administrative expenses was as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Advertising expense	**$409.2**	$357.2	$340.2

STOCK-BASED COMPENSATION

We recognize the cost of employee service received in exchange for awards of equity instruments based on the grant date fair value of those awards. We utilize the Black-Scholes option pricing model to estimate the fair value of stock option awards. We recognize compensation expense on a straight-line basis over the employee service period for awards granted. The dividend yield has been estimated based upon our historical results and expectations for changes in dividend rates. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. The weighted-average fair value of non-qualified stock options and the related assumptions used in the Black-Scholes model to record stock-based compensation are as follows:

	Stock Options Granted in Fiscal Year		
	2013	2012	2011
Weighted-average fair value	**$12.22**	$14.31	$12.88
Dividend yield	**4.0%**	3.5%	3.0%
Expected volatility of stock	**39.7%**	39.4%	39.1%
Risk-free interest rate	**0.8%**	2.1%	2.2%
Expected option life (in years)	**6.5**	6.5	6.7

NET EARNINGS PER SHARE

Basic net earnings per share are computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options and restricted stock granted by us represent the only dilutive effect reflected in diluted weighted-average shares outstanding. These stock-based compensation instruments do not impact the numerator of the diluted net earnings per share computation.

The following table presents the computation of basic and diluted net earnings per common share:

	Fiscal Year		
(in millions, except per share data)	**2013**	2012	2011
Earnings from continuing operations	**$412.6**	$476.5	$478.7
Losses from discontinued operations	**(0.7)**	(1.0)	(2.4)
Net earnings	**$411.9**	$475.5	$476.3
Average common shares outstanding – Basic	**129.0**	130.1	136.8
Effect of dilutive stock-based compensation	**2.6**	3.1	3.5
Average common shares outstanding – Diluted	**131.6**	133.2	140.3
Basic net earnings per share:			
Earnings from continuing operations	**$ 3.20**	$ 3.66	$ 3.50
Losses from discontinued operations	**(0.01)**	(0.01)	(0.02)
Net earnings	**$ 3.19**	$ 3.65	$ 3.48
Diluted net earnings per share:			
Earnings from continuing operations	**$ 3.14**	$ 3.58	$ 3.41
Losses from discontinued operations	**(0.01)**	(0.01)	(0.02)
Net earnings	**$ 3.13**	$ 3.57	$ 3.39

Restricted stock and options to purchase shares of our common stock excluded from the calculation of diluted net earnings per share because the effect would have been anti-dilutive, are as follows:

	Fiscal Year Ended		
(in millions)	**May 26, 2013**	May 27, 2012	May 29, 2011
Anti-dilutive restricted stock and options	**2.8**	2.6	1.2

COMPREHENSIVE INCOME

Comprehensive income includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges, unrealized gains and losses on our marketable securities classified as held for sale and recognition of the funded status related to our pension and other postretirement plans. See Note 13 – Stockholders' Equity for additional information.

FOREIGN CURRENCY

The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of other comprehensive income (loss). Aggregate cumulative translation losses were $1.8 million and $1.6 million at May 26, 2013 and May 27, 2012, respectively. Gains and losses from foreign currency transactions recognized in our consolidated statements of earnings were not significant for fiscal 2013, 2012 or 2011.

SEGMENT REPORTING

As of May 26, 2013, we operated the Olive Garden, Red Lobster, LongHorn Steakhouse, The Capital Grille, Yard House, Bahama Breeze, Seasons 52 and Eddie V's restaurant brands in North America as operating segments. The brands operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The brands also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Sales from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of sales. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

APPLICATION OF NEW ACCOUNTING STANDARDS

In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02, Comprehensive Income (Topic 220), *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income.* This update requires companies to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, companies are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This update is effective for us in our first quarter of fiscal 2014 and will be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350), *Testing Indefinite Lived Intangible Assets for Impairment.* This update simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill and allows companies the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. This update is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012, which will require us to adopt these provisions in fiscal 2014; however, early adoption is permitted. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements

NOTE 2
DISCONTINUED OPERATIONS

For fiscal 2013, 2012 and 2011, all gains and losses on disposition, impairment charges and disposal costs related to the closure and disposition of Smokey Bones and Rocky River Grillhouse restaurants and closure of nine Bahama Breeze restaurants in fiscal 2007 and 2008 have been aggregated to a single caption entitled losses from discontinued operations, net of tax benefit in our consolidated statements of earnings and are comprised of the following:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Sales	**$ –**	$ –	$ –
Losses before income taxes	**(1.1)**	(1.7)	(3.9)
Income tax benefit	**0.4**	0.7	1.5
Net losses from discontinued operations	**$(0.7)**	$(1.0)	$(2.4)

As of May 26, 2013 and May 27, 2012, we had $3.1 million and $5.6 million, respectively, of assets associated with the closed restaurants reported as discontinued operations, which are included in land, buildings and equipment, net on the accompanying consolidated balance sheets.

NOTE 3
RECEIVABLES, NET

Receivables, net are primarily comprised of amounts owed to us from the sale of gift cards in national retail outlets, allowances due from landlords based on lease terms and receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from the sale of gift cards in national retail outlets, landlord allowances, national storage and distribution companies and our overall allowance for doubtful accounts are as follows:

(in millions)	**May 26, 2013**	May 27, 2012
Retail outlet gift card sales	**$37.5**	$33.4
Landlord allowances due	**26.5**	9.4
Storage and distribution	**5.8**	6.5
Allowance for doubtful accounts	**(0.3)**	(0.3)

NOTE 4
ASSET IMPAIRMENTS

During fiscal 2013, we recognized long-lived asset impairment charges of $0.8 million ($0.5 million net of tax), primarily related to the write-down of assets held for disposition based on updated valuations. During fiscal 2012, we recognized long-lived asset impairment charges of $0.5 million ($0.3 million net of tax), primarily related to the permanent closure of one Red Lobster restaurant, and the write-down of assets held for disposition based on updated valuations. During fiscal 2011 we recognized long-lived asset impairment charges of $4.7 million ($2.9 million net of tax), primarily related to the permanent closure of two Red Lobster restaurants, the write-down of another Red Lobster restaurant based on an evaluation of expected cash flows, and the write-down of assets held for disposition based on updated valuations. These costs are included in selling, general and administrative expenses as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2013, 2012 and 2011. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.

The results of operations for all restaurants permanently closed in fiscal 2013, 2012 and 2011 that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 5
LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

(in millions)	**May 26, 2013**	May 27, 2012
Land	**$ 888.1**	$ 854.1
Buildings	**4,474.5**	3,959.7
Equipment	**1,860.9**	1,701.2
Assets under capital leases	**67.7**	68.1
Construction in progress	**149.7**	142.5
Total land, buildings and equipment	**$ 7,440.9**	$ 6,725.6
Less accumulated depreciation and amortization	**(3,030.2)**	(2,758.3)
Less amortization associated with assets under capital leases	**(19.6)**	(16.0)
Land, buildings and equipment, net	**$ 4,391.1**	$ 3,951.3

NOTE 6
OTHER ASSETS

The components of other assets are as follows:

(in millions)	May 26, 2013	May 27, 2012
Trust-owned life insurance [1]	**$ 85.7**	$ 68.9
Capitalized software costs, net [2]	**40.4**	20.9
Liquor licenses	**49.6**	47.3
Acquired below-market leases, net	**21.4**	16.9
Loan costs, net	**19.1**	15.3
Marketable securities	**22.3**	33.0
Deferred-tax charge [3]	**21.3**	–
Insurance-related	**18.0**	16.7
Miscellaneous	**21.0**	12.8
Total other assets	**$298.8**	$231.8

(1) The increase is attributable to market-driven changes in the value of our trust-owned life insurance.

(2) The increase is attributable to upgrades to our information technology platform in support of technology initiatives.

(3) The deferred tax charge is related to U.S. federal and state income taxes paid on the sale of intellectual property related to our foreign franchise and lobster aquaculture business to foreign subsidiaries in fiscal 2013.

NOTE 7
SHORT-TERM DEBT

As of May 26, 2013, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.20 percent, were $164.5 million. As of May 27, 2012, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.32 percent, were $262.7 million.

NOTE 8
OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

(in millions)	May 26, 2013	May 27, 2012
Non-qualified deferred compensation plan	**$224.3**	$201.4
Sales and other taxes	**74.3**	60.6
Insurance-related	**40.8**	35.2
Employee benefits	**44.7**	59.7
Derivative liabilities	**2.2**	45.3
Accrued interest	**17.7**	15.6
Miscellaneous	**46.3**	36.6
Total other current liabilities	**$450.3**	$454.4

NOTE 9
LONG-TERM DEBT

The components of long-term debt are as follows:

(in millions)	May 26, 2013	May 27, 2012
5.625% senior notes due October 2012	**$ –**	$ 350.0
7.125% debentures due February 2016	**100.0**	100.0
Variable-rate term loan (1.44% at May 26, 2013) due August 2017	**300.0**	–
6.200% senior notes due October 2017	**500.0**	500.0
3.790% senior notes due August 2019	**80.0**	–
4.500% senior notes due October 2021	**400.0**	400.0
3.350% senior notes due November 2022	**450.0**	–
4.520% senior notes due August 2024	**220.0**	–
6.000% senior notes due August 2035	**150.0**	150.0
6.800% senior notes due October 2037	**300.0**	300.0
ESOP loan	**–**	5.9
Total long-term debt	**$2,500.0**	$1,805.9
Fair value hedge	**1.9**	3.2
Less issuance discount	**(5.7)**	(5.5)
Total long-term debt less issuance discount	**$2,496.2**	$1,803.6
Less current portion	**–**	(349.9)
Long-term debt, excluding current portion	**$2,496.2**	$1,453.7

We maintain a $750.0 million revolving Credit Agreement (Revolving Credit Agreement), with Bank of America, N.A. (BOA) as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default customary for credit facilities of this type. As of May 26, 2013, we were in compliance with the covenants under the Revolving Credit Agreement.

The Revolving Credit Agreement matures on October 3, 2016, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the higher of the BOA prime rate or the Federal Funds rate plus 0.500 percent) plus the Applicable Margin. Assuming a "BBB" equivalent credit rating level, the Applicable Margin under the Revolving Credit Agreement will be 1.075 percent for LIBOR loans and 0.075 percent for base rate loans.

As of May 26, 2013, we had no outstanding balances under the Revolving Credit Agreement. As of May 26, 2013, $164.5 million of commercial paper was outstanding, which was backed by this facility. After consideration of commercial paper backed by the Revolving Credit Agreement, as of May 26, 2013, we had $585.5 million of credit available under the Revolving Credit Agreement.

On October 4, 2012, we issued $450.0 million aggregate principal amount of unsecured 3.350 percent senior notes due November 2022 (the New Senior Notes) under a registration statement filed with the Securities and Exchange Commission on October 6, 2010. Discount and issuance costs, which totaled $4.7 million, are being amortized over the term of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. Interest on the New Senior Notes is payable semi-annually in arrears on May 1 and November 1 of each year and commenced May 1, 2013. We may redeem the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change in control triggering event, unless we have previously exercised our right to redeem the New Senior Notes, we may be required to purchase the New Senior Notes from the holders at a purchase price equal to 101 percent of their principal amount plus accrued and unpaid interest.

On August 22, 2012, we entered into a Term Loan Agreement (the Term Loan Agreement) with BOA, as administrative agent, and the lenders and other agents party thereto. During the second quarter of fiscal 2013, we made borrowings under this agreement in a total aggregate principal amount of $300.0 million. The Term Loan Agreement is a senior unsecured term loan commitment to the Company and contains customary representations, events of default and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) for facilities of this type.

The Term Loan Agreement matures on August 22, 2017, and the proceeds may be used for the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. The loans under the Term Loan Agreement are subject to annual amortization of principal of 5 percent, 5 percent, 5 percent and 85 percent, payable on the second, third, fourth and fifth anniversaries, respectively, of the effective date of the Term Loan Agreement. Interest rates on borrowings under the Term Loan Agreement will be based on LIBOR plus a fixed spread as described in the Term Loan Agreement and, in part, upon our credit ratings. Pricing for interest and fees under the Term Loan Agreement may be modified in the event of a change in the rating of our long-term senior unsecured debt.

On August 28, 2012, we closed on the issuance of $80.0 million unsecured 3.790 percent senior notes due August 2019 and $220.0 million unsecured 4.520 percent senior notes due August 2024, pursuant to a Note Purchase Agreement dated June 18, 2012. The Note Purchase Agreement contains customary representations, events of default and affirmative and negative covenants (including limitations on liens and priority debt and a maximum consolidated total debt to capitalization ratio of 0.75 to 1.00, as such may be adjusted in certain circumstances) for facilities of this type.

On May 15, 2013 we repaid, prior to maturity, a $4.9 million unsecured commercial bank loan which was used to support a loan from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

The interest rates on our $500.0 million 6.200 percent senior notes due October 2017 and $300.0 million 6.800 percent senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 26, 2013, no adjustments to these interest rates had been made.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 26, 2013, and thereafter are as follows:

(in millions) Fiscal Year	Amount
2014	$ –
2015	15.0
2016	115.0
2017	15.0
2018	755.0
Thereafter	1,600.0
Long-term debt	$2,500.0

NOTE 10
DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use financial and commodities derivatives to manage interest rate, equity-based compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high-quality counterparties. We currently do not have any provisions in our agreements with counterparties that would require either party to hold or post collateral in the event that the market value of the related derivative instrument exceeds a certain limit. As such, the maximum amount of loss due to counterparty credit risk we would incur at May 26, 2013, if counterparties to the derivative instruments failed completely to perform, would approximate the values of derivative instruments currently recognized as assets on our consolidated balance sheet. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The notional values of our derivative contracts designated as hedging instruments and derivative contracts not designated as hedging instruments are as follows:

(in millions)	**May 26, 2013**	May 27, 2012
Derivative contracts designated as hedging instruments:		
Commodities	**$ 18.2**	$ 8.7
Foreign currency	**20.3**	19.4
Interest rate swaps	**100.0**	550.0
Equity forwards	**24.9**	21.7
Derivative contracts not designated as hedging instruments:		
Equity forwards	**$ 49.1**	$ 50.0
Commodities	**0.6**	–

We periodically enter into commodity futures, swaps and option contracts (collectively, commodity contracts) to reduce the risk of variability in cash flows associated with fluctuations in the price we pay for natural gas, soybean oil, milk, diesel fuel and butter. For certain of our commodity purchases, changes in the price we pay for these commodities are highly correlated with changes in the market price of these commodities. For these commodity purchases, we designate commodity contracts as cash flow hedging instruments. For the remaining commodity purchases, changes in the price we pay for these commodities are not highly correlated with changes in the market price, generally due to the timing of when changes in the market prices are reflected in the price we pay. For these commodity purchases, we utilize commodity contracts as economic hedges. Our commodity contracts currently extend through June 2014.

We periodically enter into foreign currency forward contracts to reduce the risk of fluctuations in exchange rates specifically related to forecasted transactions or payments made in a foreign currency either for commodities and items used directly in our restaurants or for forecasted payments of services. Our foreign currency forward contracts currently extend through May 2014.

We entered into forward-starting interest rate swap agreements with $300.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes October 2012, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These derivative instruments were designated as cash flow hedges. These instruments were settled at the issuance of the New Senior Notes for a cumulative loss of approximately $55.0 million, which was recorded in accumulated other comprehensive income (loss) and will be reclassified into earnings as an adjustment to interest expense on the New Senior Notes (or similar debt) as the forecasted transaction occurs.

We entered into interest rate swap agreements with $250.0 million of notional value to limit the risk of changes in fair value of a portion of the $350.0 million 5.625 percent senior notes due October 2012 and a portion of the $400.0 million 4.500 percent senior notes due October 2021 attributable to changes in the benchmark interest rate, between inception of the interest rate swap agreements and maturity of the related debt. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. Concurrent with the repayment at maturity of the $350.0 million senior notes due October 2012, we settled $150.0 million of notional value of these swaps. During fiscal 2013, 2012 and 2011, $3.0 million, $3.3 million and $3.6 million, respectively, was recorded as a reduction to interest expense related to the net swap settlements.

We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. As of May 26, 2013, we were party to equity forward contracts that were indexed to 1.2 million shares of our common stock, at varying forward rates between $29.28 per share and $52.66 per share, extending through August 2017. The forward contracts can only be net settled in cash. As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred.

We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with recognized, cash-settled performance stock units and employee-directed investments in Darden stock within the non-qualified deferred compensation plan. The equity forward contracts are indexed to 0.5 million shares of our common stock at forward rates between $47.07 and $51.95 per share, can only be net settled in cash and expire between fiscal 2014 and 2016. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the performance stock units and Darden stock investments in the non-qualified deferred compensation plan within selling, general and administrative expenses in our consolidated statements of earnings.

The fair value of our derivative contracts designated as hedging instruments and derivative contracts that are not designated as hedging instruments are as follows:

(in millions)	Balance Sheet Location	Derivative Assets		Derivative Liabilities	
		May 26, 2013	May 27, 2012	**May 26, 2013**	May 27, 2012
Derivative contracts designated as hedging instruments					
Commodity contracts	(1)	**$0.1**	$0.3	**$(0.3)**	$ (0.4)
Equity forwards	(1)	**–**	0.9	**(0.6)**	–
Interest rate related	(1)	**1.9**	3.2	**–**	(44.9)
Foreign currency forwards	(1)	**0.6**	0.5	**–**	–
		$2.6	$4.9	**$(0.9)**	$(45.3)
Derivative contracts not designated as hedging instruments					
Commodity contracts	(1)	**$ –**	$ –	**$ –**	$ –
Equity forwards	(1)	**–**	1.9	**(1.3)**	–
		$ –	$1.9	**$(1.3)**	$ –
Total derivative contracts		**$2.6**	$6.8	**$(2.2)**	$(45.3)

(1) Derivative assets and liabilities are included in receivables, net, prepaid expenses and other current assets, and other current liabilities, as applicable, on our consolidated balance sheets.

The effects of derivative instruments in cash flow hedging relationships in the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (Effective Portion)			Location of Gain (Loss) Reclassified from AOCI to Earnings	Amount of Gain (Loss) Reclassified from AOCI to Earnings (Effective Portion)			Location of Gain (Loss) Recognized in Earnings (Ineffective Portion)	Amount of Gain (Loss) Recognized in Earnings (Ineffective Portion)[1]		
	Fiscal Year				Fiscal Year				Fiscal Year		
	2013	2012	2011		**2013**	2012	2011		**2013**	2012	2011
Commodity	**$ 0.7**	$ (2.2)	$ (0.2)	(2)	**$ 0.4**	$(1.7)	$(0.9)	(2)	**$ –**	$ –	$ –
Equity	**(2.8)**	(0.7)	2.6	(3)	**0.2**	–	–	(3)	**1.1**	0.6	0.2
Interest rate	**(10.1)**	(75.2)	(12.2)	Interest, net	**(8.3)**	(2.9)	0.7	Interest, net	**–**	(0.7)	(0.5)
Foreign currency	**(0.5)**	0.9	(0.1)	(4)	**–**	0.8	0.4	(4)	**–**	–	–
	$(12.7)	$(77.2)	$ (9.9)		**$(7.7)**	$(3.8)	$ 0.2		**$1.1**	$(0.1)	$(0.3)

(1) Generally, all of our derivative instruments designated as cash flow hedges have some level of ineffectiveness, which is recognized currently in earnings. However, as these amounts are generally nominal and our consolidated financial statements are presented "in millions," these amounts may appear as zero in this tabular presentation.

(2) Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is food and beverage costs and restaurant expenses, which are components of cost of sales.

(3) Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is restaurant labor expenses, which is a component of cost of sales, and selling, general and administrative expenses.

(4) Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is food and beverage costs, which is a component of cost of sales, and selling, general and administrative expenses.

The effects of derivative instruments in fair value hedging relationships in the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in Earnings on Derivatives			Location of Gain (Loss) Recognized in Earnings on Derivatives	Hedged Item in Fair Value Hedge Relationship	Amount of Gain (Loss) Recognized in Earnings on Related Hedged Item			Location of Gain (Loss) Recognized in Earnings on Related Hedged Item
	Fiscal Year					Fiscal Year			
	2013	2012	2011			**2013**	2012	2011	
Interest rate	**$(1.3)**	$(0.4)	$0.2	Interest, net	Debt	**$1.3**	$0.4	$(0.2)	Interest, net

The effects of derivatives not designated as hedging instruments in the consolidated statements of earnings are as follows:

(in millions)	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings, Fiscal Year **2013**	2012	2011
Commodity contracts	Cost of sales [1]	**$(0.1)**	$(7.9)	$0.6
Equity forwards	Cost of sales [2]	**1.6**	2.3	3.3
Equity forwards	Selling, general and administrative	**1.4**	6.0	3.3
		$ 2.9	$0.4	$7.2

(1) Location of the gain (loss) recognized in earnings is food and beverage costs and restaurant expenses, which are components of cost of sales.

(2) Location of the gain (loss) recognized in earnings is restaurant labor expenses, which is a component of cost of sales.

Based on the fair value of our derivative instruments designated as cash flow hedges as of May 26, 2013, we expect to reclassify $9.8 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next 12 months based on the timing of our forecasted commodity purchases, the maturity of equity forwards and the amortization of losses on interest rate related instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates.

NOTE 11
FAIR VALUE MEASUREMENTS

The fair values of cash equivalents, receivables, net, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis at May 26, 2013 and May 27, 2012:

	Items Measured at Fair Value at May 26, 2013			
(in millions)	Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:				
Corporate bonds [1]	**$10.0**	**$ –**	**$10.0**	**$ –**
U.S. Treasury securities [2]	**8.7**	**8.7**	**–**	**–**
Mortgage-backed securities [1]	**5.6**	**–**	**5.6**	**–**
Derivatives:				
Commodities futures, swaps & options [3]	**(0.2)**	**–**	**(0.2)**	**–**
Equity forwards [4]	**(1.9)**	**–**	**(1.9)**	**–**
Interest rate swaps [5]	**1.9**	**–**	**1.9**	**–**
Foreign currency forwards [6]	**0.6**	**–**	**0.6**	**–**
Total	**$24.7**	**$8.7**	**$16.0**	**$ –**

(in millions)	Items Measured at Fair Value at May 27, 2012			
	Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:				
Corporate bonds [1]	$ 14.5	$ –	$ 14.5	$ –
U.S. Treasury securities [2]	13.3	13.3	–	–
Mortgage-backed securities [1]	9.9	–	9.9	–
Derivatives:				
Commodities futures, swaps & options [3]	(0.1)	–	(0.1)	–
Equity forwards [4]	2.8	–	2.8	–
Interest rate locks & swaps [5]	(41.7)	–	(41.7)	–
Foreign currency forwards [6]	0.5	–	0.5	–
Total	$ (0.8)	$13.3	$(14.1)	$ –

(1) The fair value of these securities is based on closing market prices of the investments, when applicable, or, alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

(2) The fair value of our U.S. Treasury securities is based on closing market prices.

(3) The fair value of our commodities futures, swaps and options is based on closing market prices of the contracts, inclusive of the risk of nonperformance.

(4) The fair value of our equity forwards is based on the closing market value of Darden stock, inclusive of the risk of nonperformance.

(5) The fair value of our interest rate lock and swap agreements is based on current and expected market interest rates, inclusive of the risk of nonperformance.

(6) The fair value of our foreign currency forward contracts is based on closing forward exchange market prices, inclusive of the risk of nonperformance.

The carrying value and fair value of long-term debt as of May 26, 2013, was $2.50 billion and $2.40 billion, respectively. The carrying value and fair value of long-term debt, including the amounts included in current liabilities, as of May 27, 2012, was $1.80 billion and $1.99 billion, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

Adjustments to the fair values of non-financial assets measured at fair value on a non-recurring basis as of May 26, 2013 and May 27, 2012 were generally related to impairments of property to be disposed of and were not material.

NOTE 12
FINANCIAL INSTRUMENTS

Marketable securities are carried at fair value and consist of available-for-sale securities related to insurance funding requirements for our workers' compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 26, 2013:

(in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	$24.1	$0.2	$ –	$24.3

Earnings include insignificant realized gains and loss from sales of available-for-sale securities. At May 26, 2013, the scheduled maturities of our available-for-sale securities are as follows:

(in millions)	Cost	Market Value
Less than 1 year	$ 2.0	$ 2.0
1 to 3 years	13.9	14.1
3 to 5 years	8.2	8.2
Total	$24.1	$24.3

NOTE 13
STOCKHOLDERS' EQUITY

TREASURY STOCK

Repurchased common stock has historically been reflected as a reduction of stockholders' equity. On December 17, 2010, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 162.4 million shares. Share repurchase authorizations and cumulative share repurchases under these authorizations, are as follows:

(in millions)	May 26, 2013
Share repurchase authorizations	**187.4**
Cumulative shares repurchased	**171.9**

The total shares and related cost of our common stock we repurchased was as follows:

(in millions)	Fiscal Year 2013		2012		2011	
	Shares	Cost	Shares	Cost	Shares	Cost
Repurchases of common stock	**1.0**	**$52.4**	8.2	$375.1	8.6	$385.5

In the second quarter of fiscal 2013, we retired a portion of our treasury stock totaling 159.3 million shares and restored them to authorized but unissued shares of common stock. The retired treasury stock had a carrying amount of approximately $3.74 billion. Upon formal retirement and in accordance with FASB ASC Topic 505, Equity, we reduced our common stock and surplus account based on the estimated weighted-average cost of the common shares and reduced our treasury stock account based on the repurchase price. The difference between the repurchase price and the estimated average cost was recorded as a reduction to retained earnings. The remaining shares will be utilized to satisfy future issuances under certain of our employee stock compensation programs. We expect that all shares of common stock acquired in the future will be restored to authorized but unissued shares of common stock.

STOCKHOLDERS' RIGHTS PLAN

Under our Rights Agreement dated May 16, 2005, each share of our common stock has associated with it one right to purchase one thousandth of a share of our Series A Participating Cumulative Preferred Stock at a purchase price of $120 per share, subject to adjustment under certain circumstances to prevent dilution. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 15 percent or more, or makes a tender offer for 15 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either us or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on May 25, 2015.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of tax, are as follows:

(in millions)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Marketable Securities	Unrealized Gains (Losses) on Derivatives	Benefit Plan Funding Position	Accumulated Other Comprehensive Income (Loss)
Balances at May 29, 2011	$(0.4)	$ 0.5	$ (4.1)	$(55.8)	$ (59.8)
Gain (loss)	(1.2)	(0.1)	(47.9)	(45.6)	(94.8)
Reclassification realized in net earnings	–	–	2.3	5.7	8.0
Balances at May 27, 2012	$(1.6)	$ 0.4	$(49.7)	$(95.7)	$(146.6)
Gain (loss)	**(0.2)**	**(0.2)**	**(8.8)**	**11.4**	**2.2**
Reclassification realized in net earnings	**–**	**–**	**4.7**	**6.9**	**11.6**
Balances at May 26, 2013	**$(1.8)**	**$ 0.2**	**$(53.8)**	**$(77.4)**	**$(132.8)**

NOTE 14
LEASES

An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Restaurant minimum rent	**$157.7**	$130.9	$120.6
Restaurant percentage rent	**6.6**	5.6	5.3
Restaurant rent averaging expense	**16.6**	12.9	11.1
Transportation equipment	**3.8**	3.5	3.2
Office equipment	**0.9**	0.6	0.4
Office space	**1.5**	1.0	0.9
Warehouse space	**0.4**	0.6	0.5
Total rent expense	**$187.5**	$155.1	$142.0

The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 26, 2013 and thereafter is as follows:

(in millions) Fiscal Year	Capital	Operating
2014	$ 5.4	$ 186.0
2015	5.5	178.6
2016	5.7	163.1
2017	5.7	144.4
2018	5.9	124.5
Thereafter	61.3	366.7
Total future lease commitments	$ 89.5	$1,163.3
Less imputed interest (at 6.5%)	(35.1)	
Present value of future lease commitments	$ 54.4	
Less current maturities	(1.9)	
Obligations under capital leases, net of current maturities	$ 52.5	

NOTE 15
INTEREST, NET

The components of interest, net are as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Interest expense	**$126.2**	$102.7	$93.7
Imputed interest on capital leases	**3.6**	3.7	3.8
Capitalized interest	**(3.0)**	(3.9)	(3.0)
Interest income	**(0.9)**	(0.9)	(0.9)
Interest, net	**$125.9**	$101.6	$93.6

Capitalized interest was computed using our average borrowing rate. Interest paid, net of amounts capitalized was as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Interest paid, net of amounts capitalized	**$112.5**	$94.8	$98.3

NOTE 16
INCOME TAXES

Total income tax expense was allocated as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Earnings from continuing operations	**$109.8**	$161.5	$168.9
Losses from discontinued operations	**(0.4)**	(0.7)	(1.5)
Total consolidated income tax expense	**$109.4**	$160.8	$167.4

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Earnings from continuing operations before income taxes:			
U.S.	**$509.4**	$621.4	$631.4
Foreign	**13.0**	16.6	16.2
Earnings from continuing operations before income taxes	**$522.4**	$638.0	$647.6
Income taxes:			
Current:			
Federal	**$ 86.7**	$ 97.0	$121.9
State and local	**20.4**	26.0	17.5
Foreign	**3.5**	2.4	0.1
Total current	**$110.6**	$125.4	$139.5
Deferred (principally U.S.):			
Federal	**6.9**	37.6	28.3
State and local	**(7.7)**	(1.5)	1.1
Total deferred	**$ (0.8)**	$ 36.1	$ 29.4
Total income taxes	**$109.8**	$161.5	$168.9

Income taxes paid were as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Income taxes paid	**$98.5**	$123.5	$126.4

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year		
	2013	2012	2011
U.S. statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal tax benefits	**1.6**	2.5	1.8
Benefit of federal income tax credits	**(12.9)**	(11.1)	(8.3)
Other, net	**(2.7)**	(1.1)	(2.4)
Effective income tax rate	**21.0%**	25.3%	26.1%

As of May 26, 2013, we had estimated current prepaid state income taxes of $6.4 million, which is included on our accompanying consolidated balance sheets as prepaid income taxes, and estimated current federal income taxes payable of $16.5 million, which is included on our accompanying consolidated balance sheets as accrued income taxes.

As of May 26, 2013, we had unrecognized tax benefits of $29.9 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements, all of which would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)	
Balances at May 27, 2012	$15.7
Additions related to current-year tax positions	16.9
Reductions to tax positions due to settlements with taxing authorities	(1.1)
Reductions to tax positions due to statute expiration	(1.6)
Balances at May 26, 2013	**$29.9**

We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. Interest expense associated with unrecognized tax benefits, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations was as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Interest expense on unrecognized tax benefits	**$0.5**	$0.4	$1.6

At May 26, 2013, we had $1.2 million accrued for the payment of interest associated with unrecognized tax benefits.

For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process (CAP) whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. During fiscal 2013, we were placed on CAP Maintenance by the IRS, signaling our strong relationship of transparency and trust with the IRS team. The U.S. federal income tax returns that we filed through the fiscal year ended May 29, 2011 have been audited by the IRS. In the first quarter of fiscal 2013, the IRS issued a partial acceptance letter for the fiscal year ended May 27, 2012 tax return. The outstanding item as of the end of the current fiscal year relates to our deductibility of the Domestic Manufacturing Deduction under IRC Section 199, and is expected to be completed by the second quarter of fiscal 2014. The IRS commenced examination of our U.S. federal income tax returns for May 26, 2013 in the first quarter of fiscal 2013. The examination is anticipated to be completed by the second quarter of fiscal 2015. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and all states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2012, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2009.

Included in the balance of unrecognized tax benefits at May 26, 2013 is $18.6 million related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations. The $18.6 million relates to items that would impact our effective income tax rate.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	**May 26, 2013**	May 27, 2012
Accrued liabilities	**$ 85.5**	$ 65.9
Compensation and employee benefits	**212.9**	221.2
Deferred rent and interest income	**83.3**	61.3
Net operating loss, credit and charitable contribution carryforwards	**50.7**	18.4
Other	**6.8**	10.2
Gross deferred tax assets	**$ 439.2**	$ 377.0
Valuation allowance	**(15.4)**	(5.2)
Deferred tax assets, net of valuation allowance	**$ 423.8**	$ 371.8
Trademarks and other acquisition related intangibles	**(205.6)**	(175.3)
Buildings and equipment	**(403.2)**	(363.3)
Capitalized software and other assets	**(19.4)**	(15.1)
Other	**(7.4)**	(6.5)
Gross deferred tax liabilities	**$(635.6)**	$(560.2)
Net deferred tax liabilities	**$(211.8)**	$(188.4)

Some of our net operating loss, credit and charitable contribution carryforwards have the potential to expire beginning in fiscal 2014. We have taken these potential expirations into consideration when evaluating the need for valuation allowances against these deferred tax assets. A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

NOTE 17
RETIREMENT PLANS

DEFINED BENEFIT PLANS AND POSTRETIREMENT BENEFIT PLAN

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, which have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S. and International equities as well as long-duration bonds and real estate investments. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. Fundings related to the defined benefit pension plans and postretirement benefit plans, which are funded on a pay-as-you-go basis, were as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Defined benefit pension plans funding	**$2.4**	$22.2	$12.9
Postretirement benefit plan funding	**0.8**	0.5	0.3

We expect to contribute approximately $0.4 million to our defined benefit pension plans and approximately $0.7 million to our postretirement benefit plan during fiscal 2014.

We are required to recognize the over- or under-funded status of the plans as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and any unrecognized prior service costs and actuarial gains and losses as a component of accumulated other comprehensive income (loss), net of tax.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 26, 2013 and May 27, 2012:

	Defined Benefit Plans		Postretirement Benefit Plan	
(in millions)	**2013**	2012	**2013**	2012
Change in Benefit Obligation:				
Benefit obligation at beginning of period	**$274.4**	$215.8	**$ 29.6**	$ 27.0
Service cost	**4.7**	5.1	**0.8**	0.8
Interest cost	**9.9**	9.6	**1.3**	1.5
Participant contributions	**–**	–	**0.4**	0.3
Benefits paid	**(11.2)**	(9.8)	**(1.2)**	(0.8)
Actuarial loss (gain)	**(1.0)**	53.7	**(1.0)**	0.8
Benefit obligation at end of period	**$276.8**	$274.4	**$ 29.9**	$ 29.6
Change in Plan Assets:				
Fair value at beginning of period	**$203.5**	$187.4	**$ –**	$ –
Actual return on plan assets	**39.4**	3.7	**–**	–
Employer contributions	**2.4**	22.2	**0.8**	0.5
Participant contributions	**–**	–	**0.4**	0.3
Benefits paid	**(11.2)**	(9.8)	**(1.2)**	(0.8)
Fair value at end of period	**$234.1**	$203.5	**$ –**	$ –
Reconciliation of the Plans' Funded Status:				
Unfunded status at end of period	**$ (42.7)**	$ (70.9)	**$(29.9)**	$(29.6)

The following is a detail of the balance sheet components of each of our plans and a reconciliation of the amounts included in accumulated other comprehensive income (loss):

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan	
	May 26, 2013	May 27, 2012	**May 26, 2013**	May 27, 2012
Components of the Consolidated Balance Sheets:				
Non-current liabilities	**$ 42.7**	$ 70.9	**$29.9**	$29.6
Net amounts recognized	**$ 42.7**	$ 70.9	**$29.9**	$29.6
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:				
Prior service (cost) credit	**$ (0.2)**	$ (0.2)	**$ 0.1**	$ 0.1
Net actuarial loss	**(69.0)**	(87.4)	**(1.3)**	(1.9)
Net amounts recognized	**$(69.2)**	$(87.6)	**$ (1.2)**	$ (1.8)

The following is a summary of our accumulated and projected benefit obligations:

(in millions)	**May 26, 2013**	May 27, 2012
Accumulated benefit obligation for all pension plans	**$267.6**	$265.0
Pension plans with accumulated benefit obligations in excess of plan assets:		
Accumulated benefit obligation	**267.6**	265.0
Fair value of plan assets	**234.1**	203.5
Projected benefit obligations for all plans with projected benefit obligations in excess of plan assets	**276.8**	274.4

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan	
	2013	2012	**2013**	2012
Weighted-average assumptions used to determine benefit obligations at May 26 and May 27 [1]				
Discount rate	**4.60%**	4.35%	**4.74%**	4.52%
Rate of future compensation increases	**4.04%**	4.22%	**N/A**	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 26 and May 27 [2]				
Discount rate	**4.35%**	5.37%	**4.52%**	5.46%
Expected long-term rate of return on plan assets	**9.00%**	9.00%	**N/A**	N/A
Rate of future compensation increases	**4.22%**	3.75%	**N/A**	N/A

(1) Determined as of the end of fiscal year.

(2) Determined as of the beginning of fiscal year.

We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset fund allocations and the views of leading financial advisers and economists.

For fiscal 2013, 2012 and 2011, we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed-income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 9.5 percent, 8.0 percent and 9.4 percent, respectively, as of May 26, 2013. Our Benefit Plans Committee sets the investment policy for the Defined Benefit Plans and oversees the investment allocation, which includes setting long-term strategic targets. Our overall investment strategy is to achieve appropriate diversification through a mix of equity investments, which may include U.S., International, and private equities, as well as long-duration bonds and real estate investments. Our target asset fund allocation is 40 percent U.S. equities, 35 percent high-quality, long-duration fixed-income securities, 20 percent international equities, 5 percent real estate securities. The investment policy establishes a re-balancing band around the established targets within which the asset class weight is allowed to vary. Equity securities, international equities and fixed-income securities include investments in various industry sectors. Investments in real estate securities follow different strategies designed to maximize returns, allow for diversification and provide a hedge against inflation. Our current positioning is neutral on investment style between value and growth companies and large and small cap companies. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Investments held in the U.S. commingled fund, U.S. corporate securities, an international commingled fund, U.S. government fixed-income securities, an emerging markets commingled fund and a real estate commingled fund represented approximately 41.5 percent, 18.1 percent, 14.3 percent, 7.1 percent, 5.9 percent and 4.9 percent, respectively, of total plan assets and represents the only significant concentrations of risk related to a single entity, sector, country, commodity or investment fund. No other single sector concentration of assets exceeded 5.0 percent of total plan assets.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.6 million and $0.5 million, respectively.

The assumed health care cost trend rate increase in the per-capita charges for postretirement benefits was 7.1 percent for fiscal 2014. The rate gradually decreases to 5.0 percent through fiscal 2021 and remains at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point increase or decrease in the assumed health care cost trend rate would affect the service and interest cost components of net periodic postretirement benefit cost by $0.5 million and $0.4 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $6.6 million and $5.2 million, respectively.

Components of net periodic benefit cost included in continuing operations are as follows:

	Defined Benefit Plans			Postretirement Benefit Plan		
(in millions)	**2013**	2012	2011	**2013**	2012	2011
Service cost	**$ 4.7**	$ 5.1	$ 5.9	**$ 0.8**	$ 0.8	$0.9
Interest cost	**9.9**	9.6	9.5	**1.3**	1.5	2.3
Expected return on plan assets	**(19.4)**	(17.8)	(16.6)	**–**	–	–
Amortization of unrecognized prior service cost	**0.1**	0.1	0.1	**(0.1)**	(0.1)	–
Recognized net actuarial loss	**8.8**	8.2	4.5	**–**	–	1.3
Net pension and postretirement cost (benefit)	**$ 4.1**	$ 5.2	$ 3.4	**$ 2.0**	$ 2.2	$4.5

The amortization of the net actuarial loss component of our fiscal 2014 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $9.1 million and $0.0 million, respectively.

The fair values of the defined benefit pension plans assets at their measurement dates of May 26, 2013 and May 27, 2012, are as follows:

	Items Measured at Fair Value at May 26, 2013			
(In millions)	Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:				
U.S. Commingled Funds [1]	**$ 97.2**	**$ –**	**$ 97.2**	**$ –**
International Commingled Funds [2]	**33.4**	**–**	**33.4**	**–**
Emerging Market Commingled Funds [3]	**13.8**	**–**	**13.8**	**–**
Real Estate Commingled Funds [4]	**11.6**	**–**	**11.6**	**–**
Fixed-Income:				
U.S. Treasuries [5]	**16.3**	**16.3**	**–**	**–**
U.S. Corporate Securities [5]	**42.5**	**–**	**42.5**	**–**
International Securities [5]	**8.2**	**–**	**8.2**	**–**
Public Sector Utility Securities [5]	**9.4**	**–**	**9.4**	**–**
Cash & Accruals	**1.7**	**1.7**	**–**	**–**
Total	**$234.1**	**$18.0**	**$216.1**	**$ –**

(In millions)	Items Measured at Fair Value at May 27, 2012 Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:				
U.S. Commingled Funds [1]	$ 80.5	$ –	$ 80.5	$ –
International Commingled Funds [2]	26.8	–	26.8	–
Emerging Market Commingled Funds [3]	11.3	–	11.3	–
Real Estate Commingled Funds [4]	10.0	–	10.0	–
Fixed-Income:				
U.S. Treasuries [5]	20.0	20.0	–	–
U.S. Corporate Securities [5]	37.7	–	37.7	–
International Securities [5]	2.7	–	2.7	–
Public Sector Utility Securities [5]	10.4	–	10.4	–
Cash & Accruals	4.1	4.1	–	–
Total	$203.5	$24.1	$179.4	$ –

(1) U.S. commingled funds are comprised of investments in funds that purchase publicly traded U.S. common stock for total return purposes. Investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(2) International commingled funds are comprised of investments in funds that purchase publicly traded non-U.S. common stock for total return purposes. Investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(3) Emerging market commingled funds and developed market securities are comprised of investments in funds that purchase publicly traded common stock of non-U.S. companies for total return purposes. Funds are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(4) Real estate commingled funds are comprised of investments in funds that purchase publicly traded common stock of real estate securities for purposes of total return. These investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(5) Fixed-income securities are comprised of investments in government and corporate debt securities. These securities are valued by the trustee at closing prices from national exchanges or pricing vendors on the valuation date.

The following table presents the changes in Level 3 investments for the defined benefit pension plans at May 27, 2012:

(in millions)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Private Equity Partnerships	Private Equity Securities	Energy & Real Estate Public Sector	Real Asset Private Funds	Total
Beginning balance at May 29, 2011	$ 25.6	$ –	$ 4.3	$ 10.8	$ 40.7
Actual return on plan assets:					
Relating to assets still held at the reporting date	–	–	–	–	–
Relating to assets sold during the period	0.3	–	–	–	0.3
Purchases, sales and settlements	(25.9)	–	(4.3)	(10.8)	(41.0)
Transfers in and/or out of Level 3	–	–	–	–	–
Ending balance at May 27, 2012	$ –	$ –	$ –	$ –	$ –

The following benefit payments are expected to be paid between fiscal 2014 and fiscal 2023:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2014	$11.1	$0.7
2015	11.3	0.8
2016	11.8	0.9
2017	12.6	0.9
2018	13.5	1.0
2019-2023	79.4	6.5

POSTEMPLOYMENT SEVERANCE PLAN

We accrue for postemployment severance costs in our consolidated financial statements and recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 26, 2013 and May 27, 2012, $6.1 million and $4.8 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

DEFINED CONTRIBUTION PLAN

We have a defined contribution (401(k)) plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to 6 percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $719.0 million at May 26, 2013 and $664.9 million at May 27, 2012. Expense recognized in fiscal 2013, 2012 and 2011 was $0.9 million, $0.9 million and $0.7 million, respectively. Employees classified as "highly compensated" under the IRC are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation (FlexComp) plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the FlexComp plan totaled $224.3 million and $201.4 million at May 26, 2013 and May 27, 2012, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $16.9 million from us at a variable rate of interest in July 1996. At May 26, 2013, the ESOP's original debt to us had a balance of $4.9 million with a variable rate of interest of 0.55 percent and is due to be repaid no later than December 2014. At the end of fiscal 2005, the ESOP borrowed an additional $1.6 million (Additional Loan) from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at that time. At May 26, 2013, the Additional Loan had a balance of $1.3 million with a variable interest rate of 0.55 percent and is due to be repaid no later than December 2018. Compensation expense is recognized as contributions are accrued. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In each of the fiscal years 2013, 2012 and 2011, the ESOP incurred interest expense of $0.0 million, $0.0 million and $0.1 million, respectively, and used dividends received of $1.0 million, $1.9 million and $1.4 million, respectively, and contributions received from us of $0.1 million, $0.5 million and $0.1 million, respectively, to pay principal and interest on our debt.

ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share with the exception of those shares acquired under the Additional Loan which are accounted for in accordance with FASB ASC Subtopic 718-40, Employee Stock Ownership Plans. Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. The ESOP shares acquired under the additional loan are not considered outstanding until they are committed to be released and, therefore, unreleased shares have been excluded for purposes of calculating basic and diluted net earnings per share. As of May 26, 2013, the ESOP shares included in the basic and diluted net earnings per share calculation totaled 4.4 million shares, representing 3.5 million allocated shares and 0.9 million suspense shares.

NOTE 18
STOCK-BASED COMPENSATION

We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have four other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan); the Director Compensation Plan; the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 18.3 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards including performance stock units and Darden stock units to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million common shares out of our treasury to non-employee directors. No new awards may be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding 10 years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. Performance Stock Units granted under the 2002 Plan generally vest over a three-year period, and vested amounts may range from 0.0 to 150.0 percent of targeted amounts depending on the achievement of certain sales and diluted net earnings per share performance measures. Darden stock units granted under the 2002 Plan generally vest over a five-year period, with no performance vesting feature.

On December 15, 2005, the Board of Directors approved the Director Compensation Program, effective as of October 1, 2005, for Non-Employee Directors. The Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for special Board meetings and committee meetings; (b) an additional annual retainer for the Lead Director and committee chairs; and (c) an annual award of common stock with a fair value of $0.1 million on the date of grant upon election or re-election to the Board. Directors may elect to have their cash compensation paid in any combination of current or deferred cash, common stock or salary replacement options. Deferred cash compensation may be invested on a tax-deferred basis in the same manner as deferrals under our non-qualified deferred compensation plan. Prior to the date of grant, directors may elect to have their annual stock award paid in the form of common stock or cash, or a combination thereof, or deferred. To the extent directors elect to receive cash or cash settled awards, the value of the awards are carried as a liability on our consolidated balance sheet at fair value until such time as it is settled. All stock options and other stock or stock-based awards that are part of the compensation paid or deferred pursuant to the Director Compensation Program are awarded under the 2002 Plan.

Stock-based compensation expense included in continuing operations was as follows:

	Fiscal Year		
(in millions)	**2013**	2012	2011
Stock options	**$18.4**	$19.0	$20.7
Restricted stock/restricted stock units	**2.6**	4.3	9.9
Darden stock units	**19.9**	17.1	17.1
Performance stock units	**5.1**	12.6	15.6
Employee stock purchase plan	**1.8**	1.8	1.9
Director compensation program/other	**1.5**	1.3	1.4
	$49.3	$56.1	$66.6

The following table presents a summary of our stock option activity as of and for the year ended May 26, 2013:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	12.3	$36.05	5.58	$209.3
Options granted	1.7	49.03		
Options exercised	(2.0)	28.96		
Options canceled	(0.4)	45.11		
Outstanding end of period	11.6	$38.81	5.47	$162.6
Exercisable	6.9	$33.84	3.73	$130.7

The total intrinsic value of options exercised during fiscal 2013, 2012 and 2011 was $47.1 million, $49.7 million and $49.9 million, respectively. Cash received from option exercises during fiscal 2013, 2012 and 2011 was $57.0 million, $62.9 million and $55.7 million, respectively. Stock options have a maximum contractual period of 10 years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.

As of May 26, 2013, there was $32.8 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of stock options that vested during fiscal 2013 was $19.6 million.

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.

The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 26, 2013:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	0.3	$39.63
Shares granted	0.1	50.23
Shares vested	(0.2)	36.49
Outstanding end of period	0.2	$35.13

As of May 26, 2013, there was $5.1 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of restricted stock and RSUs that vested during fiscal 2013, 2012 and 2011 was $5.5 million, $10.0 million and $9.1 million, respectively.

Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period, is amortized over the vesting period and the vested portion is carried as a liability on our accompanying consolidated balance sheets. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted (see Note 10 – Derivative Instruments and Hedging Activities for additional information).

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 26, 2013:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	2.1	$53.06
Units granted	0.6	50.76
Units vested	(0.3)	51.92
Units canceled	(0.2)	42.86
Outstanding end of period	2.2	$52.83

As of May 26, 2013, our total Darden stock unit liability was $61.1 million, including $19.9 million recorded in other current liabilities and $41.2 million recorded in other liabilities on our consolidated balance sheets. As of May 27, 2012, our total Darden stock unit liability was $50.3 million, including $11.1 million recorded in other current liabilities and $39.2 million recorded in other liabilities on our consolidated balance sheets.

Based on the value of our common stock as of May 26, 2013, there was $43.0 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 2.8 years. Darden stock units with a fair value of $13.4 million vested during fiscal 2013.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 26, 2013:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.1	$39.33
Units granted	0.3	49.58
Units vested	(0.4)	51.97
Units canceled	(0.1)	42.03
Outstanding end of period	0.9	$36.83

All performance stock units outstanding as of May 26, 2013 will be settled in cash upon vesting. As of May 26, 2013, our total performance stock unit liability was $16.8 million, including $9.0 million recorded in other current liabilities and $7.8 million recorded in other liabilities on our consolidated balance sheets. As of May 27, 2012, our total performance stock unit liability was $31.3 million, including $18.9 million recorded in other current liabilities and $12.4 million recorded in other liabilities on our consolidated balance sheets.

Performance stock units cliff vest 3 years from the date of grant, where 0.0 percent to 150.0 percent of the entire grant is earned or forfeited at the end of 3 years. The number of units that actually vests will be determined for each year based on the achievement of Company performance criteria set forth in the award agreement and may range from 0.0 percent to 150.0 percent of the annual target. All awards will be settled in cash. The awards are measured based on the market price of our common stock each period, are amortized over the service period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 26, 2013, there was $11.1 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of performance stock units that vested in fiscal 2013 was $21.5 million.

We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own 5 percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2013, 2012 and 2011 was $7.3 million, $7.2 million and $7.4 million, respectively.

NOTE 19
COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 26, 2013 and May 27, 2012, we had $107.0 million and $99.2 million, respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in our consolidated financial statements. At May 26, 2013 and May 27, 2012, we had $20.6 million and $20.3 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 26, 2013 and May 27, 2012, we had $4.2 million and $5.4 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 26, 2013 and May 27, 2012, amounted to $3.4 million and $4.1 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2015 through fiscal 2021.

We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry, and can also involve infringement of, or challenges to, our trademarks. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity. The following is a brief description of the more significant of these matters.

In September 2012, a collective action under the Fair Labor Standards Act was filed in the United States District Court for the Southern District of Florida, *Alequin v. Darden Restaurants, Inc.*, in which named plaintiffs claim that the Company required or allowed certain employees at Olive Garden, Red Lobster, LongHorn Steakhouse, Bahama Breeze and Seasons 52 to work off the clock and required them to perform tasks unrelated to their tipped duties while taking a tip credit against their hourly rate of pay. The plaintiffs seek an unspecified amount of alleged back wages, liquidated damages, and attorneys' fees. In July 2013, the District Court conditionally certified a nationwide class of servers and bartenders who worked in the aforementioned restaurants at any point from September 6, 2009 through September 6, 2012. Unlike a class action, a collective action requires potential class members to "opt in" rather than "opt out," and members of the class will have 90 days to opt in following the issuance of a notice. The Company will have an opportunity to seek to have the class de-certified and/or seek to have the case dismissed on its merits. We believe that our wage and hour policies comply with the law and that we have meritorious defenses to the substantive claims and strong defenses supporting de-certification. An estimate of the possible loss, if any, or the range of loss cannot be made at this stage of the proceeding.

NOTE 20
SUBSEQUENT EVENT

On June 19, 2013, the Board of Directors declared a cash dividend of $0.55 per share to be paid August 1, 2013 to all shareholders of record as of the close of business on July 10, 2013.

NOTE 21
QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2013 and fiscal 2012:

	Fiscal 2013 – Quarters Ended				
(in millions, except per share data)	**Aug. 26**	**Nov. 25**	**Feb. 24**	**May 26**	**Total**
Sales	**$2,034.8**	**$1,960.0**	**$2,258.2**	**$2,299.0**	**$8,551.9**
Earnings before income taxes	**146.3**	**43.1**	**173.2**	**159.8**	**522.4**
Earnings from continuing operations	**111.0**	**33.7**	**134.5**	**133.3**	**412.6**
Losses from discontinued operations, net of tax	**(0.2)**	**(0.1)**	**(0.1)**	**(0.1)**	**(0.7)**
Net earnings	**110.8**	**33.6**	**134.4**	**133.2**	**411.9**
Basic net earnings per share:					
Earnings from continuing operations	**0.87**	**0.26**	**1.04**	**1.03**	**3.20**
Losses from discontinued operations	**(0.01)**	**–**	**–**	**–**	**(0.01)**
Net earnings	**0.86**	**0.26**	**1.04**	**1.03**	**3.19**
Diluted net earnings per share:					
Earnings from continuing operations	**0.85**	**0.26**	**1.02**	**1.01**	**3.14**
Losses from discontinued operations	**–**	**–**	**–**	**–**	**(0.01)**
Net earnings	**0.85**	**0.26**	**1.02**	**1.01**	**3.13**
Dividends paid per share	**0.50**	**0.50**	**0.50**	**0.50**	**2.00**
Stock price:					
High	**54.09**	**57.93**	**54.19**	**54.21**	**57.93**
Low	**48.39**	**50.00**	**44.11**	**44.81**	**44.11**

	Fiscal 2012 – Quarters Ended				
(in millions, except per share data)	Aug. 28	Nov. 27	Feb. 26	May 27	Total
Sales	$1,942.0	$1,831.5	$2,159.7	$2,065.6	$7,998.7
Earnings before income taxes	147.0	72.5	217.8	200.7	638.0
Earnings from continuing operations	106.8	54.1	164.1	151.6	476.5
Losses from discontinued operations, net of tax	(0.2)	(0.4)	–	(0.4)	(1.0)
Net earnings	106.6	53.7	164.1	151.2	475.5
Basic net earnings per share:					
Earnings from continuing operations	0.80	0.42	1.28	1.18	3.66
Losses from discontinued operations	–	(0.01)	–	–	(0.01)
Net earnings	0.80	0.41	1.28	1.18	3.65
Diluted net earnings per share:					
Earnings from continuing operations	0.78	0.41	1.25	1.15	3.58
Losses from discontinued operations	–	(0.01)	–	–	(0.01)
Net earnings	0.78	0.40	1.25	1.15	3.57
Dividends paid per share	0.43	0.43	0.43	0.43	1.72
Stock price:					
High	53.81	49.20	51.90	55.84	55.84
Low	43.85	40.69	41.65	48.49	40.69

(Dollars in millions, except per share data)	Fiscal Year Ended May 26, 2013	May 27, 2012	May 29, 2011	May 30, 2010	May 31, 2009[2]
Operating Results[3]					
Sales	**$8,551.9**	$ 7,998.7	$7,500.2	$7,113.1	$7,217.5
Costs and expenses:					
Cost of sales:					
Food and beverage	**2,628.6**	2,460.6	2,173.6	2,051.2	2,200.3
Restaurant labor	**2,698.0**	2,502.0	2,396.9	2,350.6	2,308.2
Restaurant expenses	**1,334.4**	1,200.6	1,129.0	1,082.2	1,128.4
Total cost of sales, excluding restaurant depreciation and amortization[4]	**$6,661.0**	$ 6,163.2	$5,699.5	$5,484.0	$5,636.9
Selling, general and administrative[1]	**847.8**	746.8	742.7	690.7	677.6
Depreciation and amortization	**394.8**	349.1	316.8	300.9	283.1
Interest, net	**125.9**	101.6	93.6	93.9	107.4
Total costs and expenses	**$8,029.5**	$ 7,360.7	$6,852.6	$6,569.5	$6,705.0
Earnings before income taxes	**522.4**	638.0	647.6	543.6	512.5
Income taxes	**109.8**	161.5	168.9	136.6	140.7
Earnings from continuing operations	**$ 412.6**	$ 476.5	$ 478.7	$ 407.0	$ 371.8
(Losses) earnings from discontinued operations, net of tax (benefit) expense of $(0.4), (0.7), $(1.5), $(1.5) and $0.2	**(0.7)**	(1.0)	(2.4)	(2.5)	0.4
Net earnings	**$ 411.9**	$ 475.5	$ 476.3	$ 404.5	$ 372.2
Basic net earnings per share:					
Earnings from continuing operations	**$ 3.20**	$ 3.66	$ 3.50	$ 2.92	$ 2.71
(Losses) earnings from discontinued operations	**$ (0.01)**	$ (0.01)	$ (0.02)	$ (0.02)	$ –
Net earnings	**$ 3.19**	$ 3.65	$ 3.48	$ 2.90	$ 2.71
Diluted net earnings per share:					
Earnings from continuing operations	**$ 3.14**	$ 3.58	$ 3.41	$ 2.86	$ 2.65
(Losses) earnings from discontinued operations	**$ (0.01)**	$ (0.01)	$ (0.02)	$ (0.02)	$ –
Net earnings	**$ 3.13**	$ 3.57	$ 3.39	$ 2.84	$ 2.65
Average number of common shares outstanding:					
Basic	**129.0**	130.1	136.8	139.3	137.4
Diluted	**131.6**	133.2	140.3	142.4	140.4
Financial Position					
Total assets	**$6,936.9**	$ 5,944.2	$5,466.6	$5,276.1	$5,056.6
Land, buildings and equipment, net	**$4,391.1**	$ 3,951.3	$3,622.0	$3,403.7	$3,306.7
Working capital (deficit)	**$ (651.5)**	$(1,016.5)	$ (623.0)	$ (519.6)	$ (493.8)
Long-term debt, less current portion	**$2,496.2**	$ 1,453.7	$1,407.3	$1,408.7	$1,632.3
Stockholders' equity	**$2,059.5**	$ 1,842.0	$1,936.2	$1,894.0	$1,606.0
Stockholders' equity per outstanding share	**$ 15.81**	$ 14.28	$ 14.38	$ 13.47	$ 11.53
Other Statistics					
Cash flows from operations[3]	**$ 949.5**	$ 762.2	$ 894.7	$ 903.4	$ 783.5
Capital expenditures[3]	**$ 685.6**	$ 639.7	$ 547.7	$ 432.1	$ 535.3
Dividends paid	**$ 258.2**	$ 223.9	$ 175.5	$ 140.0	$ 110.2
Dividends paid per share	**$ 2.00**	$ 1.72	$ 1.28	$ 1.00	$ 0.80
Advertising expense[3]	**$ 409.2**	$ 357.2	$ 340.2	$ 311.9	$ 308.3
Stock price:					
High	**$ 57.93**	$ 55.84	$ 52.12	$ 49.01	$ 40.26
Low	**$ 44.11**	$ 40.69	$ 37.08	$ 29.94	$ 13.54
Close	**$ 52.83**	$ 53.06	$ 50.92	$ 42.90	$ 36.17
Number of employees	**206,578**	181,468	178,380	174,079	178,692
Number of restaurants[3]	**2,138**	1,994	1,894	1,824	1,773

(1) Includes asset impairment charges of $0.8 million, $0.5 million, $4.7 million, $6.2 million and $12.0 million, respectively.

(2) Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

(3) Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed or sold in fiscal 2007 and 2008 have been excluded.

(4) Excludes restaurant depreciation and amortization of $373.7 million, $326.9 million, $295.6 million, $283.4 million and $267.1 million, respectively.

Board of Directors

Clarence Otis, Jr.
Chairman of the Board and Chief Executive Officer, Darden Restaurants, Inc.



Andrew H. Madsen
President and Chief Operating Officer, Darden Restaurants, Inc.



Michael W. Barnes
Chief Executive Officer of Signet Jewelers Limited, a specialty retail jeweler.



Dr. Leonard L. Berry
Presidential Professor for Teaching Excellence, Distinguished Professor of Marketing, and M.B. Zale Chair in Retailing and Marketing Leadership, Mays Business School, Texas A&M University.



Christopher J. (CJ) Fraleigh
Chairman and Chief Executive Officer of Shearer's Foods, Inc, a global manufacturer of potato chips and other snack foods.



Victoria D. Harker
Chief Financial Officer of Gannett Co., Inc., an international media and marketing solutions company.



David H. Hughes
Retired Chairman of the Board of Hughes Supply, Inc., a building supply company.



Charles A. Ledsinger, Jr.
Chairman and Managing Director of SunBridge Capital Management, LLC , an investment management firm. Retired Vice Chairman and Chief Executive Officer of Choice Hotels International, Inc., a lodging franchisor.



William M. Lewis, Jr.
Managing Director and Co-Chairman of Investment Banking for Lazard Ltd., an investment banking firm.



Senator Connie Mack, III
Chairman Emeritus of Liberty Partners Group, a public policy consulting firm. Former U.S. Senator.



Michael D. Rose
Chairman of the Board of Midaro Investments, Inc., a privately held investment firm. Retired Chairman of the Board of First Horizon National Corporation, a national financial services company.



Maria A. Sastre
President and Chief Operating Officer of Signature Flight Support Corporation, a fixed-based operation and distribution network for business aviation services.



William S. Simon
Executive Vice President of Wal-Mart Stores, Inc., a global retailer, and President and Chief Executive Officer of Walmart U.S.



Executive and Operating Teams

Ronald Bojalad
Senior Vice President,
Group Human
Resources



David George
President,
Olive Garden



Valerie Insignares
President,
LongHorn Steakhouse



James Lawrence
Senior Vice President,
Chief Supply Chain
Officer



Eugene Lee
President,
Specialty Restaurant
Group



Kim Lopdrup
Senior Vice President,
Business Development



Dave Lothrop
Senior Vice President,
Corporate Controller



Robert McAdam
Senior Vice President,
Government and
Community Affairs



Daisy Ng
Senior Vice President,
Chief Human
Resources Officer



David Pickens
Chief Restaurant
Operations Officer



Patti Reilly-White
Senior Vice President,
Chief Information
Officer



Brad Richmond
Senior Vice President,
Chief Financial Officer



Teresa Sebastian
Senior Vice President,
General Counsel
and Secretary



Will Setliff
Senior Vice President,
Chief Marketing
Officer



Salli A. Setta
President,
Red Lobster



Suk Singh
Senior Vice President,
Chief Development
Officer



Shareholder Information

Company Address
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837
(407) 245-4000

Mailing Address
Darden Restaurants, Inc.
P.O. Box 695011
Orlando, FL 32869-5011

Website Addresses
www.darden.com
www.redlobster.com
www.olivegarden.com
www.longhornsteakhouse.com
www.bahamabreeze.com
www.seasons52.com
www.thecapitalgrille.com
www.eddiev.com
www.yardhouse.com

Transfer Agent, Registrar and Dividend Payments
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
Phone: (877) 602-7596 or (651) 450-4064
www.wellsfargo.com/com/investments/shareowner_services

Address correspondence as appropriate to the attention of:

Address Changes
Stock Transfers
Shareholder Services

Independent Registered Public Accounting Firm
KPMG LLP
111 North Orange Avenue
Suite 1600
Orlando, FL 32801
Phone: (407) 423-3426

Form 10-K Report
Shareholders may request a free copy of our Form 10-K, including schedules but excluding exhibits, by writing to:

Investor Relations, Darden Restaurants, Inc.
P.O. Box 695011, Orlando, FL 32869-5011

Forward-Looking Statements
This report contains forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. Additional cautionary and other information with respect to these forward-looking statements is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements."

Shareholder Reports/Investor Inquiries
Shareholders seeking information about Darden Restaurants, Inc. are invited to contact the Investor Relations Department at (800) 832-7336. Shareholders may request to receive, free of charge, copies of quarterly earnings releases.

Information may also be obtained by visiting our website at www.darden.com. Annual reports, SEC filings, press releases and other Company news are readily available on the website.

Our website also includes corporate governance information, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and board committee charters, including the charters for our Audit, Compensation and Nominating and Governance Committees.

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Daylight Savings Time on Wednesday, September 18, 2013, at the The Peabody Orlando, 9801 International Drive, Orlando, Florida 32819.

As of the close of business on June 28, 2013, we had 41,679 registered shareholders of record.

Markets
New York Stock Exchange
Stock Exchange Symbol: DRI



In alignment with Darden's commitment to sustainability, parts of this report have been printed on paper that is manufactured with 10% post-consumer waste. These forests are certified to a responsibly managed forest management standard.

Diversity is both a core value and a competitive advantage for Darden. As an example of our continuing commitment to diversity, this annual report was designed by a woman-owned company, Corporate Reports Inc., Atlanta, GA. Printed by ColorGraphics, Los Angeles, CA.


FSC
www.fsc.org

MIX
Paper from responsible sources
FSC® C102835


RED LOBSTER
FRESH FISH · LIVE LOBSTER

Olive Garden

LONGHORN
STEAKHOUSE

Bahama Breeze
ISLAND GRILLE

Seasons 52
FRESH GRILL

THE
CAPITAL
GRILLE

Eddie V's
PRIME SEAFOOD

Yard House

DARDEN

1000 Darden Center Drive
Orlando, FL 32837

407-245-4000
www.darden.com